Filed pursuant to General Instruction II.K of Form F-9;
File Nos. 333-167081, 333-167081-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 7, 2010)
US$700,000,000

TECK RESOURCES LIMITED
US$500,000,000 4.500% Notes due 2021
US$200,000,000 6.000% Notes due 2040
Fully and Unconditionally Guaranteed by Teck Metals Ltd.

The 4.500% notes due 2021 offered hereby (the “2021 notes”) will bear interest at 4.500% per year and will mature on January 15, 2021. The 6.000% notes due 2040 offered hereby (the “new 2040 notes” and, together with the 2021 notes, the “notes”) will bear interest at 6.000% per year and will mature on August 15, 2040. The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior obligations. Subject to the release provisions described herein, payment of principal of, and interest and premium and additional amounts, if any, on the notes will be fully and unconditionally guaranteed, on an unsecured, senior basis by our wholly-owned subsidiary, Teck Metals Ltd. We will pay interest on the 2021 notes on January 15 and July 15 of each year, beginning July 15, 2011. We will pay interest on the new 2040 notes on February 15 and August 15 of each year, beginning February 15, 2011. We have the right to redeem the 2021 notes, in whole or in part, at any time prior to October 15, 2020, and we may redeem the 2021 notes in whole on or after October 15, 2020, in each case at the redemption price described in this prospectus supplement, plus accrued interest. We have the right to redeem the new 2040 notes, in whole or in part, at any time prior to February 15, 2040, and we may redeem the new 2040 notes in whole on or after February 15, 2040, in each case at the redemption price described in this prospectus supplement, plus accrued interest. We will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event (as defined herein). See “Description of Notes—Change of Control Repurchase Event”. The new 2040 notes are being offered as additional notes under the 2040 notes indenture (as defined herein) pursuant to which we have issued US$450,000,000 aggregate principal amount of 6.000% notes due 2040 on August 17, 2010 (the “existing 2040 notes” and, together with the new 2040 notes, the “2040 notes”). The new 2040 notes will be consolidated and form a single series with the existing 2040 notes, and will have the same terms as to status, redemption and otherwise as the existing 2040 notes. The new 2040 notes will have the same CUSIP and ISIN numbers and will trade interchangeably with the existing 2040 notes upon settlement.

We intend to use the net proceeds from the sale of the notes to finance the purchase of a portion of our currently issued U.S. dollar denominated long term debt securities. The closing of this offering is not conditional upon the completion of such purchase. See “Use of Proceeds”.

We will not make application to list the notes of either series on any securities exchange or to include them in any automated quotation system. Accordingly, there are no markets through which the notes may be sold and purchasers may not be able to resell the notes purchased hereunder. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risk Factors”.

Investing in the notes involves risks. See “Risk Factors” on page S-6 of this prospectus supplement and on page 6 of the accompanying prospectus.

	Per 2021 Note	Total		Per New 2040 Note	Total

Public Offering Price(1)	99.975%	US$	499,875,000	101.832%	US$	203,664,000
Underwriting Discount	0.650%	US$	3,250,000	0.875%	US$	1,750,000
Proceeds to us (before expenses)	99.325%	US$	496,625,000	100.957%	US$	201,914,000

(1)	For the 2021 notes, plus accrued interest from September 22, 2010 if settlement occurs after that date. For the new 2040 notes, plus accrued interest from August 17, 2010 to the date on which they are settled.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” beginning on page S-30 of this prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting”. In connection with the offering of the notes, J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. may engage in over-allotment, stabilizing transactions and syndicate covering transactions. See “Underwriting”.

The underwriters may offer some of the notes of each series to dealers at the applicable public offering prices set out above less a specified concession. See “Underwriting”.

The effective yield of the 2021 notes, if held to maturity, is 4.500% and the effective yield of the new 2040 notes, if held to maturity, is 5.868%.

Under applicable securities legislation, we may be considered to be a connected issuer of each of J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Barclays Capital Inc., BNP Paribas Securities Corp., CIBC World Markets Corp., Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets Corporation, RBS Securities Inc., Scotia Capital (USA) Inc. and UBS Securities LLC, each of whom is an affiliate of a party who is a lender under our credit facilities or an affiliate of a party to whom we have guaranteed payment of certain indebtedness. See “Underwriting—Conflict of Interest”.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about September 22, 2010.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Citi
Goldman, Sachs & Co.

Co-Managers

Barclays Capital	BNP Paribas	CIBC
Deutsche Bank Securities	Mitsubishi UFJ Securities	Mizuho Securities (USA) Inc.

RBC Capital Markets	RBS	Scotia Capital	UBS Investment Bank

The date of this prospectus supplement is September 8, 2010.

Prospectus Supplement

Prospectus

About This Prospectus	3
Where You Can Find More Information	3
Statements Regarding Forward-Looking Information	5
Risk Factors	7
Teck Resources Limited	15
Recent Developments	15
Use of Proceeds	16
Earnings Coverage	16
Description of Share Capital	16
Description of Debt Securities	17
Price Range and Trading Volumes	29
Certain Income Tax Consequences	29
Plan of Distribution	29
Legal Matters	30
Experts	30
Documents Filed as Part of the Registration Statement	31
Auditors’ Consent	32

i

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and/or the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. The accompanying prospectus, dated June 7, 2010, is referred to as the “accompanying prospectus” in this prospectus supplement.

To the extent that the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, and on the other information included in the registration statement of which this prospectus supplement and the accompanying prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted by law. You should assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all references to “dollars” and “$” are to Canadian dollars, all references to “U.S. dollars” and “US$” are to United States dollars and all references to “euros” and “€” are to European Union euros. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement is in Canadian dollars and determined using Canadian generally accepted accounting principles which were in effect at the date of such financial information. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 25 of our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, which are incorporated by reference herein.

Except on the cover page, and in the “Prospectus Supplement Summary—The Offering”, “Selected Consolidated Financial and Production Data—The Guarantor” and “Description of Notes” sections, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us” and “our” refer to Teck Resources Limited and its subsidiaries and all references in this prospectus supplement to “Teck” refer to Teck Resources Limited and not to any of its subsidiaries.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and certain documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this prospectus supplement or as of the date specified in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

•	the long-term demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

•	the sensitivity of our financial results to changes in commodity prices;

•	our outstanding indebtedness, and our intentions with respect to the repayment or refinancing of that indebtedness;

•	treatment and refining charges;

•	our strategies and objectives;

•	our interest and other expenses;

•	our tax position and the tax rates applicable to us;

•	political unrest or instability and its impact on our foreign assets;

•	the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project;

•	the future supply of low cost power to the Trail smelting and refining complex;

•	our estimates of the quantity and quality of our mineral and oil reserves and resources;

•	the production capacity of our operations and our planned production levels;

•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

•	our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations and the costs and potential impact of managing selenium discharges at our coal operations;

•	our cost reduction and other financial and operating objectives;

•	our exploration, environmental, health and safety initiatives;

•	the availability of qualified employees for our operations, including our new developments;

•	the satisfactory negotiation of collective agreements with unionized employees;

•	the outcome of legal proceedings and other disputes in which we are involved;

•	general business and economic conditions;

•	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

•	our ability to comply with the financial and other covenants in our credit agreements and the other documents governing our outstanding debt as well as our ability to meet our financial obligations as they become due;

•	our dividend policy;

•	the timing for completion of the concurrent tender offer;

•	timing for the completion of a feasibility study to potentially re-open the Quintette mine; and

•	the use of proceeds from the sale of the notes.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserves and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	interest rates and foreign exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations;

•	changes in credit market conditions and conditions in financial markets generally;

•	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

•	our costs of production and our production and productivity levels, as well as those of our competitors;

•	our ability to secure adequate transportation for our products;

•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	our ability to attract and retain skilled staff;

•	the impact of changes in the Canadian-U.S. dollar and other foreign exchange rates on our revenues, costs and results;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	costs of closure of various operations;

•	market competition;

•	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	premiums realized over London Metal Exchange cash and other benchmark prices;

•	tax benefits and tax rates;

•	the outcome of our coal price and volume negotiations with customers;

•	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

•	the resolution of environmental and other proceedings or disputes;

•	our ability to obtain, comply with and timely renew environmental permits;

•	the successful consummation of the concurrent tender offer; and

•	our ongoing relations with our employees, including regarding resolution of the labour interruption at our Coal Mountain Operation, and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES AND CONTINGENT BITUMEN RESOURCES

In this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

In the documents incorporated by reference herein, we use the term “contingent bitumen resources”. Investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of contingent bitumen resources will ever be converted into reserves.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-9 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the notes, of which the accompanying prospectus and this prospectus supplement form a part (the “Registration Statement”). This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the notes.

v

DOCUMENTS INCORPORATED BY REFERENCE

We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly, file with, or furnish to, the SEC certain reports and other information. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the notes offered hereunder.

The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

(a)	our Annual Information Form dated March 15, 2010 for the year ended December 31, 2009;

(b)	our Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 and the Auditors’ Report thereon;

(c)	our Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2009;

(d)	our Unaudited Consolidated Interim Financial Statements, and the related notes thereto, for the six months ended June 30, 2010 and 2009;

(e)	our Management’s Discussion and Analysis of Financial Position and Operating Results for the six months ended June 30, 2010;

(f)	our Management Proxy Circular dated March 1, 2010 for our annual and special meeting of shareholders held on April 22, 2010;

(g)	our Management Proxy Circular dated March 2, 2009 for our annual and special meeting of shareholders held on April 22, 2009; and

(h)	our Material Change Report dated August 10, 2010 regarding the August transaction (as defined under “Capitalization”).

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of the accompanying prospectus and prior to the termination of the distribution of notes offered by this prospectus supplement and the accompanying prospectus will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement and the accompanying prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus supplement and the accompanying prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus supplement and the accompanying prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Resources Limited, Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3; telephone: (604) 699-4000.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

EXCHANGE RATE DATA

The following table sets forth certain exchange rates based on the Bank of Canada noon exchange rate (the “noon exchange rate”). These rates are set forth as U.S. dollars per $1.00. On September 7, 2010, the noon exchange rate was US$0.9590 equals $1.00.

Period	High	Low	Average(1)	End of Period

2007	1.0905	0.8437	0.9304	1.0120
2008	1.0289	0.7711	0.9381	0.8166
2009	0.9716	0.7692	0.6757	0.9555
Six Months Ended June 30, 2009	0.9236	0.7692	0.8290	0.8602
January 2010	0.9755	0.9384	0.9579	0.9387
February 2010	0.9597	0.9316	0.9469	0.9596
March 2010	0.9888	0.9596	0.9775	0.9846
April 2010	1.0039	0.9803	0.9950	0.9885
May 2010	0.9885	0.9278	0.9629	0.9558
June 2010	0.9805	0.9429	0.9635	0.9429
Six Months Ended June 30, 2010	1.0039	0.9278	0.9673	0.9429
July 2010	0.9724	0.9381	0.9591	0.9718
August 2010	0.9844	0.9397	0.9603	0.9399

(1)	The average of the exchange rates on the last day of each month during the applicable period.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein, but does not contain all information you should consider before deciding whether or not to invest in the notes. This prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein and therein include specific terms of this offering, information about our business and financial data. You should read this prospectus supplement and the accompanying prospectus and all documents incorporated by reference herein and therein in their entirety before making an investment decision. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein.

About Teck Resources Limited

We are engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations:

Operation	Type of Operation	Jurisdiction

Antamina	Copper/Zinc Mine	Ancash, Peru
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Quebrada Blanca	Copper Mine	Region I, Chile
Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada

Our principal products are copper concentrate and copper cathode, metallurgical coal, zinc concentrate and refined zinc. Significant amounts of molybdenum and lead are produced at our copper operations and zinc operations, respectively. Other products include gold, silver, various specialty metals, chemicals and fertilizers. We also have a 20% interest in the Fort Hills Energy Limited Partnership, which owns the Fort Hills oil sands project in Alberta, and a 50% interest in certain other oil sands leases in Alberta at various stages of exploration.

Teck Metals Ltd. (“Teck Metals”), the guarantor of the notes, is our wholly-owned subsidiary. Teck Metals’ principal assets are its 100% interest in the Trail smelting and refining complex, a 59.3% indirect interest in Teck Coal Partnership, a 83.6% direct and indirect interest in the Highland Valley copper mine and, indirectly, an interest in the Red Dog zinc mine in Alaska.

Recent Developments

Labour Interruption at Coal Mountain Mine

On August 6, 2010, the United Mineworkers of America, Local 7292 commenced a strike action at Teck’s Coal Mountain Operation in southeast British Columbia. The previous labour agreement at the mine expired on December 31, 2009. Production at the mine has been suspended since the strike action commenced.

Offering of Notes and Related Tender Offer

On August 17, 2010, we completed an offering of US$450 million of 6.000% notes due 2040 and US$300 million of 3.850% notes due 2017 (the “2017 notes”) for net proceeds of approximately US$741 million. The net proceeds of the offering were used to partially finance a tender offer for up to an aggregate of US$800 million principal amount of our 9.750% senior secured notes due 2014 (the “2014 notes”) and our 10.250% senior secured notes due 2016 (the “2016 notes”), which tender offer expired on August 30, 2010 (the “August tender offer”). Approximately US$600 million principal amount of 2014 notes and US$200 million principal amount of 2016 notes were purchased in the August tender offer for aggregate consideration of approximately US$1,013 million, not including expenses of the August tender offer.

Concurrent Tender Offer

Concurrently with this offering, we commenced a tender offer (the “tender offer”) to purchase up to an aggregate US$1,000 million principal amount of our 10.750% senior secured notes due 2019 (the “2019 notes”). We intend to use the net proceeds of this offering, cash on hand and, if we so determine, borrowing under our credit facilities, to finance the tender offer. We may amend the terms of the tender offer, including the aggregate principal amount of securities we will seek to purchase, from time to time in our discretion, subject to applicable law.

In addition to customary conditions, the tender offer is subject to the consummation of this offering on terms reasonably satisfactory to us. The tender offer is anticipated to expire at 12:00 midnight, New York City time, on October 5, 2010, unless the tender offer is extended.

The closing of this offering is not conditioned on the completion of the tender offer and there can be no assurance that the tender offer will be completed in accordance with its terms, or at all. See “Use of Proceeds”.

Corporate Information

Our principal executive office is located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3. Our web site address is www.teck.com. Information contained in, or linked to, our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a complete understanding of the notes, please refer to the discussion under “Description of Notes” beginning on page S-17 of this prospectus supplement and “Description of the Debt Securities” beginning on page 17 of the accompanying prospectus. Unless otherwise required by the context, we use the term “notes” to refer collectively to the 2021 notes and the new 2040 notes. References to “we”, “us” and “our” in this section titled “The Offering” refer to Teck Resources Limited and not to any of its subsidiaries.

Issuer	Teck Resources Limited (“Teck”).

Guarantor	Teck Metals Ltd.

Guarantee	Subject to the release provisions described herein, the payment of principal of, and interest and premium and additional amounts, if any, on the notes will be fully and unconditionally guaranteed on an unsecured, senior basis, by our wholly-owned subsidiary, Teck Metals. The guarantee in respect of a series of notes will be terminated upon Teck’s request (without the consent of the trustee for the notes) if certain conditions described herein are met. See “Description of Notes—Guarantee”.

Amount of Notes Offered	US$500,000,000 aggregate principal amount of 4.500% notes due 2021.

US$200,000,000 aggregate principal amount of 6.000% notes due 2040. The new 2040 notes are being offered as additional notes under the 2040 notes indenture (as defined herein) pursuant to which we have issued US$450 million aggregate principal amount of 6.000% notes due 2040 on August 17, 2010 (the “existing 2040 notes”). The new 2040 notes will be consolidated and form a single series with the existing 2040 notes, and will have the same terms as to status, redemption and otherwise as the existing 2040 notes. The new 2040 notes will have the same CUSIP and ISIN numbers and will trade interchangeably with the existing 2040 notes upon settlement.

Maturity	January 15, 2021 for the 4.500% notes due 2021.

August 15, 2040 for the 6.000% notes due 2040.

Interest Payment Dates	For the 2021 notes, January 15 and July 15, commencing on July 15, 2011. Interest will be payable to noteholders of record as of the immediately preceding January 1 and July 1, respectively.

For the new 2040 notes, February 15 and August 15, commencing on February 15, 2011. Interest will be payable to noteholders of record as of the immediately preceding February 1 and August 1, respectively. Interest on the new 2040 notes will accrue from August 17, 2010.

Ranking	The notes and the guarantee will be unsecured senior obligations and will rank equally with all of our other unsecured senior obligations and those of Teck Metals, respectively. The notes will be effectively subordinated to all Indebtedness (as defined in the accompanying prospectus) and other liabilities of our subsidiaries (other than Teck Metals, for so long as the guarantee remains in effect), and the notes and the guarantee will be effectively subordinated to all secured Indebtedness and other secured liabilities of us and Teck Metals, respectively, in each case to the extent of the assets securing such Indebtedness and other liabilities. See “Description of Notes—Ranking and Other Indebtedness”. At June 30, 2010, the aggregate amount of the indebtedness and trade payables of our subsidiaries (other than Teck Metals) was approximately US$643 million, and we and our subsidiaries, including Teck Metals, had approximately US$83 million of secured indebtedness outstanding. In addition, our proportionate share of the revolving debt, trade payables, and current liabilities of Compañía Minera Antamina S.A., in which we have a 22.5% interest, at June 30, 2010, was approximately US$146 million, which is reflected in our consolidated balance sheet.

Optional Redemption	The 2021 notes will be redeemable, in whole or in part, at our option, at any time prior to October 15, 2020, and may be redeemed in whole on or after October 15, 2020, in each case at the applicable redemption price set forth under the heading “Description of Notes—Optional Redemption”. The new 2040 notes will be redeemable, in whole or in part, at our option, at any time prior to February 15, 2040, and may be redeemed in whole on or after February 15, 2040, in each case at the applicable redemption price set forth under the heading “Description of Notes—Optional Redemption”.

Change of Control	We will be required to make an offer to repurchase the notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event (as defined herein), as described under the heading “Description of Notes—Change of Control Repurchase Event”.

Additional Amounts	Any payments made by us or Teck Metals with respect to the notes, or the guarantee thereon, will be made without withholding or deduction for or on account of Canadian Taxes (as defined in the accompanying prospectus) unless required by law or by the interpretation or administration thereof by the relevant government authority or agency. If we, or Teck Metals, as the case may be, are required by law to withhold or deduct for such Canadian Taxes with respect to any payment to the holders of the notes, we, or Teck Metals, as applicable, will pay to each holder of notes as additional interest such additional amounts, as necessary, so that the net amount received by each holder of notes after the withholding or deduction is not less than the amount that each holder of notes would have received in the absence of the withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Tax Redemption	We may also redeem the notes of each series, in whole but not in part, upon notice in the event of certain changes in Canadian tax laws, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date fixed for redemption. See “Description of Debt Securities—Tax Redemption” in the accompanying prospectus.

Sinking Fund	None.

Use of Proceeds	The net proceeds to us from this offering will be approximately US$696 million, after deducting the underwriting discount and the estimated expenses of this offering payable by us.

We intend to use the net proceeds of this offering, cash on hand and, if we so determine, borrowing under our credit facilities, to finance the tender offer. We may invest funds that we do not immediately require in short-term marketable securities. If there are any net proceeds from this offering that are not used to finance the tender offer, such net proceeds will be used for general corporate purposes. See “Use of Proceeds”.

Certain Covenants	Each of the indentures governing the notes contains covenants that, among other things:

• limit our ability to create certain security interests; and

• restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

Form and Denominations	Initially, the notes of each series will be represented by one or more registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the registered global security will be in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof. Except as described under the heading “Description of Notes”, notes in definitive form will not be issued.

Governing Law	The base indenture and the first supplemental indenture are, and the second supplemental indenture (each as defined herein), the notes and the guarantee will be governed by the laws of the State of New York.

RISK FACTORS

Prospective purchasers of notes should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus, including subsequently filed documents incorporated by reference herein or therein. In addition, please read “Statements Regarding Forward-Looking Information” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Prospective purchasers of the notes should also read the discussion provided in the accompanying prospectus under the heading “Risk Factors” regarding certain risks and uncertainties which may affect us or our business.

The terms of agreements governing certain of our indebtedness contain restrictions that limit our operating and financial flexibility.

The indenture governing our 2014 notes, 2016 notes and 2019 notes (the “2009 indenture”) contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;
•	pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;
•	sell assets, including the capital stock of our restricted subsidiaries;
•	incur liens;
•	enter into transactions with our affiliates;
•	create or permit to exist restrictions on our ability or the ability of our restricted subsidiaries to make any payments and distributions;
•	enter into sale and leaseback transactions;
•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
•	designate our subsidiaries as unrestricted subsidiaries.

Certain credit facilities of ours and the indentures governing our long term debt securities (including the 2040 notes indenture) contain, and the 2021 notes indenture will contain, specific restrictions as well. Certain of the covenants in the 2009 indenture are suspended during any period in which the notes governed thereby have an Investment Grade Rating (as defined in the 2009 indenture) from Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) and no default or event of default has occurred and is continuing under the 2009 indenture.

Any failure to comply with the restrictions of our indentures or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or, if accelerated, upon an event of default.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so.

At final maturity of the notes of a series or in the event of acceleration of the notes of a series following an event of default, the entire outstanding principal amount of the notes of such series will become due and payable. If we were unable to make the required payments or repurchases of the notes, it would constitute an event of default under the notes offered hereby and, as a result, under our credit facilities and certain other outstanding indebtedness. It is possible that we will not have sufficient funds at maturity or upon acceleration to make the required payments or repurchases of notes and other debt securities.

The notes will be structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes.

Teck Metals, our wholly-owned subsidiary, is the only guarantor of the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the notes. As of June 30, 2010, the aggregate amount of indebtedness and trade payables of our subsidiaries (other than Teck Metals) was approximately US$643 million.

The guarantee by Teck Metals may be released upon our request without the consent of the trustee for the notes if certain conditions are met.

Teck Metals will be released and relieved of its obligations under its guarantee in respect of the notes, and the guarantee will be terminated, upon our request (without the consent of the trustee) if: (a) Teck Metals is not the primary obligor or guarantor with respect to any Indebtedness (as defined in the accompanying prospectus), other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets (as defined in the accompanying prospectus), (b) the rating assigned to the notes by at least two Participating NRSROs (as defined under “Description of Notes”) (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities, (c) at least two Participating NRSROs (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the notes will not be downgraded as a result of the termination of the guarantee, or notice thereof (d) no default or event of default has occurred and is continuing under the base indenture (as defined herein) and (e) satisfaction of certain other conditions as described under “Description of Notes—Guarantee”.

If the guarantee is released, no holder of notes will have a claim as a creditor against Teck Metals and the indebtedness and other liabilities of Teck Metals will be effectively senior to the claim of any holders of the notes. See “Description of Notes—Guarantee”.

Teck’s holding company structure may impact the ability of the holders of notes to receive payment on the notes.

Teck is a holding company with no material operating assets. Our consolidated operating income is largely derived from our subsidiaries and partnerships. As a result, our ability to repay our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and partnerships and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries, other than Teck Metals, do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. In addition, our subsidiaries and partnerships may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including each series of notes. Each of our subsidiaries and partnerships is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of our subsidiaries and partnerships, may limit our ability to obtain cash from our subsidiaries and partnerships. Our right to participate in any distribution of our subsidiary’s and partnership’s assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ and partnerships’ creditors, including any trade creditors and preferred shareholders.

We may not be able to finance the change of control repurchase required by the notes.

We will be required to make an offer to repurchase the notes of each series at a price equal to 101% of their principal amount plus accrued and unpaid interest to, but not including, the date of repurchase upon the occurrence of a Change of Control Repurchase Event. Failure to purchase, or to make an offer to repurchase, the notes would constitute a default under the applicable indenture, which would also be a default under certain instruments governing our existing indebtedness. See “Description of Notes—Change of Control Repurchase Event”.

If a Change of Control Repurchase Event occurs, it is possible that we may not have sufficient funds available at the time of the Change of Control Repurchase Event to make the required repurchase of notes or to satisfy all obligations under our other debt instruments. We are subject to similar repurchase or repayment obligations under the instruments governing our existing indebtedness. In order to satisfy our obligations, we could seek to refinance our indebtedness or obtain a waiver from our other lenders or from the holders of the notes. There can be no assurance that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

A financial failure by any entity in which we have an interest may hinder the payment of the notes.

A financial failure by any entity in which we have an interest could affect payment of the notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base.

We cannot assure you that a public market for either the 2021 notes or the 2040 notes will develop.

The underwriters are not obligated to make a market in either the 2021 notes or 2040 notes and any underwriter may discontinue its market-making activities at any time without notice. We do not intend to apply for a listing of the notes on any securities exchange or automated interdealer quotation system. The 2021 notes will be a new class of securities for which there is no established public trading market. No assurance can be given to holders of either the 2021 notes or the 2040 notes as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.

If such a market were to exist, any series of notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:

•	the time remaining to the maturity of the notes;

•	the outstanding amount of the notes;

•	the prevailing interest rates and the markets for similar securities;

•	the then-current ratings assigned to the notes;

•	the interest of securities dealers in making a market;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.

SELECTED CONSOLIDATED FINANCIAL AND PRODUCTION DATA

Our Company

The following selected consolidated financial data as at and for each of the years ended December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements. The following selected consolidated financial data as at and for the six months ended June 30, 2009 and 2010 were derived from our unaudited interim consolidated financial statements, which, in our opinion, contain all of the adjustments necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods presented. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. You should read the following selected consolidated financial data together with our audited consolidated financial statements, unaudited interim consolidated financial statements and the related notes, the other information in this prospectus supplement and the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus.

Our audited consolidated financial statements and unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from U.S. generally accepted accounting principles. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 25 of our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, which are incorporated by reference herein. For all periods presented, the following selected consolidated financial data is prepared in accordance with Canadian generally accepted accounting principles.

				Six Months Ended
	Fiscal Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
		(In millions)		(In millions)

Statement of Earnings Data

Revenues	$6,189	$6,655	$7,674	$3,376	$4,010
Operating expenses	(3,153)	(3,844)	(4,012)	(1,718)	(2,181)
Depreciation and amortization	(293)	(468)	(928)	(395)	(483)

Operating profit	2,743	2,343	2,734	1,263	1,346
General and administration	(110)	(91)	(188)	(80)	(85)
Interest and financing	(85)	(182)	(655)	(309)	(303)
Exploration	(104)	(133)	(33)	(19)	(25)
Research and development	(32)	(23)	(15)	(10)	(10)
Asset impairment charge	(69)	(589)	(27)	—	—
Other income (expense)	196	55	824	264	704

Earnings before the undernoted items	2,539	1,380	2,640	1,109	1,627
Provision for income and resource taxes	(806)	(652)	(695)	(316)	(401)
Equity earnings (loss)	(5)	22	(126)	(18)	(3)

Earnings from continuing operations(3)	1,728	750	1,819	775	1,223
Earnings (loss) from discontinued operations	(66)	(9)	81	60	—

Earnings(3)	$1,662	$741	$1,900	$835	$1,223

Attributable to:
Non-controlling interests	$47	$82	$69	$24	$55
Shareholders of Teck	1,615	659	1,831	811	1,168

	As at December 31,		As at June 30,
	2008	2009	2009	2010
	(In millions)		(In millions)

Balance Sheet Data

Cash and cash equivalents	$850	$1,329	$750	$758
Property, plant and equipment	23,909	22,426	23,236	21,884
Total assets	31,533	29,873	30,223	28,570
Total debt(2)	12,874	8,004	11,241	5,678
Shareholders’ equity attributable to shareholders of Teck	10,897	14,487	11,737	15,518

	Fiscal Year Ended		Six Months Ended
	December 31,		June 30,
	2008	2009	2009	2010
	(In millions)		(In millions)

Cash Flow Data

Cash provided by operations	$2,109	$2,983	$1,514	$1,054
Cash provided by (used in) financing activities	10,063	(2,078)	(1,366)	(2,474)
Cash provided by (used in) investing activities (including capital expenditures)	(13,023)	(664)	(327)	862

	Fiscal Year Ended		Six Months Ended
	December 31,		June 30,
	2008	2009	2009	2010
	(In thousand tonnes		(In thousand tonnes
	except as noted)		except as noted)
Production & Operating Profit

Production (our share)
Copper contained in concentrate and copper cathodes	316	308	153	149
Coal
Direct share	11,282	18,930	8,245	11,631
Indirect share	2,345	—	—	—

Coal total	13,627	18,930	8,245	11,631
Refined Zinc	270	240	118	139
Zinc contained in concentrate	663	711	340	330
Refined Lead	85	73	38	42
Lead contained in concentrate	133	132	64	66
Molybdenum contained in concentrate (thousands of pounds)	7,224	7,798	3,704	3,678

	(In millions)		(In millions)
Operating profit by business unit
Copper	$882	$1,002	$341	$523
Coal	1,160	1,278	823	655
Zinc	301	454	99	168

Total	$2,343	$2,734	$1,263	$1,346

	Fiscal Year Ended				Six Months Ended
	December 31,				June 30,
	2008		2009		2009		2010

Credit Statistics

EBITDA(1)/Interest expense	10.775	x	6.273	x	5.926	x	7.772	x
Total debt(2)/EBITDA(1)	6.565	x	1.948	x	6.139	x	2.411	x
Net debt(2)/EBITDA(1)	6.132	x	1.602	x	5.730	x	2.089	x
Total debt(2)/Capitalization	54%		36%		49%		27%
Net debt(2)/Capitalization	51%		29%		46%		23%

(1)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a measure recognized under Canadian generally accepted accounting principles. EBITDA consists of earnings before interest expense (net), tax expense, depreciation, amortization and accretion. We present EBITDA because we believe it is an important supplemental measure of our performance and believe that it is frequently used by securities analysts, investors and others in the evaluation of companies in our industry. We believe these parties consider it useful in measuring the capacity of our company to service debt. However, it is not intended to represent cash flow or results of operations in accordance with Canadian generally accepted accounting principles and may not be comparable to similarly titled amounts reported by other companies. EBITDA should be considered in addition to, and not as a substitute for, earnings (loss), cash flows and other measures of financial performance reported in accordance with Canadian generally accepted accounting principles. A reconciliation of earnings attributable to shareholders to EBITDA, the most directly comparable Canadian generally accepted accounting principles measure, is provided below.

(2)	Total debt and net debt are not measures recognized under Canadian generally accepted accounting principles. Total debt includes both the long-term and the current portion of short-term debt and capital lease obligations. Net debt consists of total debt, less cash and cash equivalents, and restricted cash pledged as security for our debt. We present total debt and net debt because we believe they are important supplemental measures of the financial position and liquidity of our company. We believe that securities analysts, investors and others frequently use this measure to assess the debt capacity of a company and to calculate credit statistics used to assess financial risks of the securities of a company. A reconciliation of total debt to net debt, the most directly comparable Canadian generally accepted accounting principles measure, is provided below.

(3)	Effective January 1, 2010 we adopted CICA Handbook section 1602 “Non-Controlling Interests”. As a result, “Net earnings from continuing operations” and “Net earnings” for the fiscal years ended December 31, 2007, 2008 and 2009 have been restated to reflect that non-controlling interests are not deducted to arrive at “Earnings from continuing operations” and “Earnings”, respectively.

	Fiscal Year Ended			Six Months Ended
	December 31,			June 30,
	2007	2008	2009	2009	2010
			(In millions)

Reconciliation of Earnings attributable to shareholders of Teck(1) to EBITDA:
Earnings attributable to shareholders of Teck	$1,615	$659	$1,831	$811	$1,168
Interest and financing expense	85	182	655	309	303
Provision for income and resource taxes	806	652	695	316	401
Depreciation and amortization	293	468	928	395	483

EBITDA	$2,799	$1,961	$4,109	$1,831	$2,355

(1)	Effective January 1, 2010 we adopted CICA Handbook section 1602 “Non-Controlling Interests”. As a result, “Net earnings” for the fiscal years ended December 31, 2007, 2008 and 2009 have been restated to reflect that non-controlling interests are not deducted to arrive at “Earnings”. “Net earnings” for those fiscal years is presented in the table above as “Earnings attributable to shareholders of Teck”, and excludes earnings attributable to non-controlling interests.

	As at December 31,		As at June 30,
	2008	2009	2009	2010
		(In millions)

Reconciliation of Total Debt to Net Debt:
Total Debt	$12,874	$8,004	$11,241	$5,678
Less cash and cash equivalents	(850)	(1,329)	(750)	(758)
Less restricted cash pledged as security	—	(91)	—	—

Net Debt	$12,024	$6,584	$10,491	$4,920

The Guarantor

The following selected unaudited financial information relates to our wholly-owned subsidiary, Teck Metals, which will provide the guarantee in respect of the notes. See “Description of Notes—Guarantee”. Teck Metals’ principal assets are its 100% interest in the Trail smelting and refining complex, a 59.3% indirect interest in Teck Coal Partnership, a 83.6% direct and indirect interest in the Highland Valley copper mine and, indirectly, an interest in the Red Dog zinc mine in Alaska.

The following tables set forth the selected unaudited consolidated financial information for Teck Metals as at December 31, 2009, 2008 and 2007, each of the years in the three year period ended December 31, 2009 and as at June 30, 2010 and for the six months ended June 30, 2010 and 2009, presented with separate columns for: (i) Teck Metals; (ii) us; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. This selected financial information is derived from our audited and interim consolidated financial statements referred to in “Selected Consolidated Financial and Production Data—Our Company”, and is subject to the qualifications referred to therein. Balance sheet data presented under the captions “Current assets”, “Non-current assets”, “Current liabilities” and “Non-current liabilities” are presented as of the end of the period. Non-current liabilities do not include minority interests.

	Fiscal Year Ended December 31,
	Teck Metals			Teck
	2007	2008	2009	2007	2008	2009
			(In millions)

Revenues	$1,862	$1,467	$1,214	$34	$82	$104
Earnings from continuing operations(1)	1,078	1,643	1,054	1,634	669	1,803
Earnings attributable to shareholders of Teck	1,032	1,625	1,061	1,615	659	1,831
Current assets	2,015	1,491	538	374	8,355	7,731
Non-current assets	5,895	21,768	23,128	15,626	22,242	23,513
Current liabilities	211	8,533	6,791	3,822	11,175	5,762
Non-current liabilities	2,092	4,169	3,327	4,459	8,522	10,995

	Fiscal Year Ended December 31,
	Our Other
	Subsidiaries on a			Consolidating			Total Consolidated
	Combined Basis			Adjustments			Amounts
	2007	2008	2009	2007	2008	2009	2007	2008	2009
					(In millions)

Revenues	$3,871	$4,700	$5,929	$422	$406	$427	$6,189	$6,655	$7,674
Earnings from continuing operations(1)	1,247	621	2,272	(2,231)	(2,183)	(3,310)	1,728	750	1,819
Earnings attributable to shareholders of Teck(1)	1,199	558	2,249	(2,231)	(2,183)	(3,310)	1,615	659	1,831
Current assets	4,218	5,806	5,969	(3,602)	(11,553)	(10,562)	3,005	4,099	3,676
Non-current assets	8,676	26,186	25,729	(19,629)	(42,762)	(46,173)	10,568	27,434	26,197
Current liabilities	942	1,226	482	(3,706)	(11,656)	(10,662)	1,269	9,278	2,373
Non-current liabilities	1,726	3,337	3,677	(3,784)	(4,777)	(5,080)	4,493	11,251	12,919

	Six Months Ended June 30,
	Teck Metals		Teck
	2009	2010	2009	2010
		(In millions)

Revenues	$585	$754	$36	$57
Earnings from continuing operations(1)	460	1,309	776	1,168
Earnings attributable to shareholders of Teck(1)	464	1,309	811	1,168
Current assets	396	428	7,000	5,342
Non-current assets	22,777	23,241	23,607	25,326
Current liabilities	7,501	5,386	3,901	4,914
Non-current liabilities	3,886	3,498	14,966	10,236

	Six Months Ended June 30,
	Our Other
	Subsidiaries on a
	Combined Basis		Consolidating Adjustments		Total Consolidated Amounts
	2009	2010	2009	2010	2009	2010
			(In millions)

Revenues	$2,584	$2,303	$171	$896	$3,376	$4,010
Earnings from continuing operations(1)	1,055	755	(1,516)	(2,009)	775	1,223
Earnings attributable to shareholders of Teck(1)	1,052	700	(1,516)	(2,009)	811	1,168
Current assets	5,885	6,698	(10,017)	(9,652)	3,264	2,816
Non-current assets	26,099	25,889	(45,524)	(48,702)	26,959	25,754
Current liabilities	641	715	(10,212)	(9,753)	1,831	1,262
Non-current liabilities	2,574	3,701	(4,864)	(5,746)	16,562	11,689

(1)	Effective January 1, 2010 we adopted CICA Handbook section 1602 “Non-Controlling Interests”. As a result, “Net earnings from continuing operations” for the fiscal years ended December 31, 2007, 2008 and 2009 has been restated to reflect that non-controlling interests are no longer deducted in arriving at consolidated net earnings and are included in “Earnings from continuing operations”. “Net earnings” for those fiscal years is equal to “Earnings attributable to shareholders of Teck”, and excludes earnings attributable to non-controlling interests.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately US$696 million, after deducting the underwriting discount and the estimated expenses of this offering payable by us of approximately US$2.5 million. We intend to use the net proceeds of this offering, cash on hand and, if we so determine, borrowing under our credit facilities, to finance the tender offer. Assuming that the tender offer is completed on October 5, 2010 pursuant to its present terms, the cost of 2019 notes purchased in the tender offer will be approximately US$1.26 billion, which does not include accrued but unpaid interest on the notes purchased in the tender offer or transaction expenses of approximately US$2.5 million. We may invest funds that we do not immediately require in short-term marketable securities. The closing of this offering is not conditioned on the completion of the tender offer and there can be no assurance that the tender offer will be completed. If there are any net proceeds from this offering that are not used to finance the tender offer, such net proceeds will be used for general corporate purposes.

The net proceeds from the issuance of our US$1,850,000,000 aggregate principal amount of 2019 notes were used to repay a portion of an outstanding US$5.8 billion bridge credit facility entered into in connection with our acquisition in October 2008 of the assets of Fording Canadian Coal Trust. The bridge credit facility has since been repaid in full.

CAPITALIZATION

The following table sets forth a summary of our consolidated capitalization as at June 30, 2010 and as adjusted to give effect to the issuance on August 17, 2010 of the 2017 notes and existing 2040 notes and the purchase of an aggregate of approximately US$600 million principal amount of 2014 notes and an aggregate of US$200 million of 2016 notes in the August tender offer (together with the issuance on August 17, 2010, the “August transaction”), and as further adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the accompanying prospectus and the use of the net proceeds therefrom, assuming the completion of the tender offer. The table is based on our unaudited interim consolidated financial statements as at and for the six months ended June 30, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from U.S. generally accepted accounting principles. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 25 of our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, which are incorporated by reference herein. The table should be read in conjunction with our unaudited interim consolidated financial statements and other information included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Since June 30, 2010, there has been no material change in our total debt and no change in our share capitalization, except for the issuance of approximately 34,364 Class B subordinate voting shares in connection with the exercise of previously issued options.

	As at June 30, 2010
			As Further
		As Adjusted	Adjusted to
		for the August	give effect to
	Actual	transaction(1)(3)	this offering(2)(3)
	(In millions)

Current portion of long-term debt	$61	$61	$61
Long-term debt	5,617	5,611	4,945
2021 Notes offered hereby	—	—	525
New 2040 Notes offered hereby	—	—	213

Total debt	5,678	5,672	5,744

Shareholders’ equity:
Capital stock
Class A common shares	7	7	7
Class B subordinate voting shares	6,757	6,757	6,757
Contributed surplus	88	88	88
Non-controlling interests	101	101	101
Accumulated other comprehensive income	309	309	309
Retained earnings	8,357	8,125	7,790

Total shareholders’ equity	15,619	15,387	15,052

Total capitalization	$21,297	$21,059	$20,796

(1)	Adjusted to give effect to the issuance of US$300 million of 2017 notes and US$450 million of existing 2040 notes on August 17, 2010 and the purchase of an aggregate of approximately US$600 million principal amount of 2014 notes and an aggregate of US$200 million of 2016 notes in the August tender offer.

(2)	Further adjusted to give effect to the issuance of the notes offered hereby and the use of proceeds therefrom to purchase an aggregate US$1,000 million principal amount of 2019 notes.

(3)	U.S. dollar adjustments relating to footnotes (1) and (2) above were converted into Canadian dollar amounts at the noon exchange rate on June 30, 2010 of US$0.9429 equal to $1.00.

PRO FORMA EARNINGS COVERAGE

The following unaudited pro forma earnings coverage ratios are included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles and give effect to all of our long-term financial liabilities and the repayment, redemption or other retirement thereof indicated below.

The pro forma ratios set forth below have been calculated after giving effect to the issuance of the notes offered hereby and debt repayments and issuances since December 31, 2009 and June 30, 2010, including the August transaction, as applicable, and the completion of the tender offer on its present terms. The reported earnings have been increased by interest expense net of income taxes. The earnings coverage ratio is equal to earnings, adjusted as described above, divided by interest expense. The pro forma ratios set forth below do not purport to be indicative of actual earnings coverage ratios that would have occurred on the dates set forth below. The pro forma ratios set forth below are not indicative of actual ratios for any future periods. U.S. dollar amounts relating to the interest on the notes offered hereby, any debt repayments and issuance made since June 30, 2010, including the August transaction, and the 2019 notes to be purchased in the tender offer were converted into Canadian dollar amounts at the noon exchange rate on August 31, 2010 of US$0.9399 equal to $1.00.

Our pro forma interest requirements, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2009 or June 30, 2010, as applicable, and the completion of the tender offer on its present terms amounted to approximately $296 million and approximately $454 million for the twelve month periods ended December 31, 2009 and June 30, 2010, respectively. For the twelve month periods ended December 31, 2009 and June 30, 2010, we recorded pro forma earnings before interest and tax of $3,181 million and $3,617 million, respectively, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2009 or June 30, 2010, as applicable. For the twelve month periods ended December 31, 2009 and June 30, 2010, the interest coverage ratios, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2009 or June 30, 2010, as applicable, were 10.7 and 8.0 times interest expense, respectively.

Our pro forma earnings for the twelve month periods ended December 31, 2009 and June 30, 2010 before interest expense, income taxes and depreciation and amortization, amounted to approximately $4,109 million and $4,633 million, respectively, which, after giving effect to the issuance of notes offered hereby and debt repayments and issuances since December 31, 2009 and June 30, 2010, respectively, and the completion of the tender offer on its present terms amounted to times 13.9 and 10.2 times our interest expense for those periods, respectively.

DESCRIPTION OF NOTES

In this section, the words “we”, “us” and “our” refer only to Teck Resources Limited and not to any of our subsidiaries and “Teck Metals” refers only to Teck Metals Ltd., the guarantor of the notes. The following description of the particular terms of the notes (referred to in the accompanying prospectus under the heading “Description of Debt Securities” as the “debt securities”) supplements and, to the extent inconsistent therewith, replaces the description of the debt securities set forth in the accompanying prospectus. The description is qualified in its entirety by reference to the base indenture, first supplemental indenture thereto and second supplemental indenture thereto under which the notes are to be issued. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus, base indenture, first supplemental indenture thereto or second supplemental indenture thereto under which the notes are to be issued.

General

On August 17, 2010, we issued US$450 million in aggregate principal amount of existing 2040 notes under an indenture dated as of August 17, 2010, between us and the trustee (the “base indenture”), as supplemented by a first supplemental indenture dated as of August 17, 2010, among us, Teck Metals and the trustee (the “first supplemental indenture” and together with the base indenture, the “2040 notes indenture”). The new 2040 notes are additional notes under the 2040 notes indenture. The new 2040 notes will be consolidated and form a single series with the existing 2040 notes, and will have the same terms as to status, redemption and otherwise as the existing 2040 notes. The new 2040 notes will have the same CUSIP and ISIN numbers as the existing 2040 notes and will trade interchangeably with the existing 2040 notes immediately upon settlement. We will issue the 2021 notes under the base indenture, as supplemented by a second supplemental indenture (the “second supplemental indenture” and together with the base indenture, the “2021 notes indenture”) among us, Teck Metals and the trustee, which second supplemental indenture will be dated as of the closing date of this offering. The base indenture, first supplemental indenture thereto and second supplemental indenture thereto are collectively referred to herein as the “indenture”.

The 2021 notes will be issued initially in an aggregate principal amount of US$500,000,000 and will mature on January 15, 2021. The new 2040 notes will be issued initially in an aggregate principal amount of US$200,000,000 and will mature on August 15, 2040. Payments of principal of, and interest and premium and additional amounts, if any, on the notes will be made in U.S. dollars. The notes are not subject to any sinking fund provision. The notes are available for purchase in denominations of US$2,000 and in integral multiples of US$1,000 in excess thereof. The initial offering price of the 2021 notes is 99.975% of their principal amount and the initial offering price of the new 2040 notes is 101.832% of their principal amount.

Subject to the negative pledge described under “—Certain Covenants—Negative Pledge” in the accompanying prospectus, the applicable indenture does not limit our ability to incur additional indebtedness and does not limit the ability of our subsidiaries or joint ventures to incur additional indebtedness. No debt securities issued under the applicable indenture, including the notes, will have the benefit of any security interest.

No service charge will be made for any registration, transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Guarantee

The payment of principal of, and interest and premium and additional amounts, if any, on the notes of each series will be fully and unconditionally guaranteed (the “guarantee”) by our wholly-owned subsidiary, Teck Metals (the “guarantor”). The guarantee will be fully and unconditionally guaranteed by us on an unsecured, unsubordinated basis. Any payments made by the guarantor with respect to a note or guarantee will be made without withholding or deduction for or on account of Canadian Taxes unless required by law or by interpretation or administration thereof by the relevant government authority or agency. If the guarantor is so required to withhold or deduct any amount for or on account of Canadian Taxes, it will pay as additional interest such additional amounts, as necessary, so that the net amount received by each holder of notes after the withholding or deduction is not less than the amount that each holder of notes would have received in the absence of the withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

The first supplemental indenture provides, and the second supplemental indenture will provide, that the guarantor will be released and relieved of its obligations under its guarantee in respect of the 2040 notes or the 2021 notes, respectively, and such guarantee will be terminated, upon our request (without the consent of the trustee) if: (i) we notify each debt rating agency known to us which has assigned a rating to the applicable series of notes and which is designated by the SEC as a “Nationally Recognized Statistical Rating Organization” (a “Participating NRSRO”) and the trustee of our intention to exercise our option to terminate the guarantee of the applicable series of notes at least 45 days prior to the proposed date of such termination (the “Release Date”); (ii) on the proposed Release Date, we deliver to the trustee an officers’ certificate stating that we have satisfied each of the four conditions listed below; and (iii) at the time of such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of such guarantor), (a) the guarantor shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets (as defined in the accompanying prospectus), (b) the rating assigned to the notes by at least two Participating NRSROs (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating “investment grade” corporate debt securities, (c) at least two Participating NRSROs (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the notes shall not be downgraded as a result of the termination of the guarantee, or notice thereof and (d) no default or event of default has occurred and is continuing under the base indenture. Notwithstanding the above, the guarantee of the guarantor may not be released pursuant to the above provision if, immediately after the release, the guarantor remains (i) a guarantor in respect of any of our existing public debt securities outstanding on the date hereof, or (ii) an obligor on any intercompany Indebtedness which has been pledged by us for the benefit of any holders of any of our existing public debt securities outstanding on the date hereof. The first supplemental indenture provides, and the second supplemental indenture will provide that it will be an event of default if at any time following release of the guarantee (i) the guarantor or any successor thereof has been for a period of not less than 30 consecutive days, the primary obligor or guarantor with respect to Indebtedness in an aggregate amount which exceeds 10% of Consolidated Net Tangible Assets, (ii) the guarantor has not, within such 30-day period, provided to the trustee a guarantee on substantially the same terms and conditions as the original guarantee that ranks pari passu with the unsecured and unsubordinated Indebtedness of the guarantor and (iii) on the 30th day of such 30-day period the guarantor was our subsidiary. Among other things, the above release provisions will permit the release and termination of the guarantee in the event of a sale or other disposition as a result of which the guarantor would cease to be our subsidiary provided that we are in compliance with the aforementioned covenant after giving pro forma effect for such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the first supplemental indenture or the second supplemental indenture, as the case may be, the guarantor will not be released from its payment obligations under its guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding note of the affected series. We may also, at our option, and at any time, elect to have our obligations and the obligations of the guarantor discharged with respect to the notes upon fulfillment of the conditions described in the accompanying prospectus under “Description of Debt Securities—Defeasance and Covenant Defeasance”.

The first supplemental indenture provides, and the second supplemental indenture will provide, that, unless the guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its guarantee in accordance with the above release provisions or any other release provision set forth in the first supplemental indenture or the second supplemental indenture, as the case may be, the guarantor will not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all of its properties and assets to any person, unless:

•	the person formed by or continuing from such consolidation or amalgamation or into which the guarantor is merged or with which the guarantor enters into such statutory arrangement or the person which acquires or leases all or substantially all of the guarantor’s properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the notes under the guarantee, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes the guarantor’s obligations under the guarantee and the applicable indenture to pay Additional Amounts (as defined in the accompanying prospectus under “—Payment of Additional Amounts”), and, in connection therewith, for purposes of the provisions described in “—Payment of Additional Amounts” in the accompanying prospectus, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;

•	the successor person expressly assumes or assumes by operation of law all of the guarantor’s obligations under the guarantee;

•	immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

•	certain other conditions are met.

Ranking and Other Indebtedness

The notes and the guarantee in respect of such notes will be our unsecured senior obligations and unsecured senior obligations of our guarantor, respectively, and will rank equally with all of our other unsecured senior obligations and those of the guarantor from time to time outstanding, respectively. The notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than the guarantor, for so long as the guarantee remains in effect) and the notes and the guarantee will be effectively subordinated to all secured Indebtedness and other secured liabilities of us and the guarantor, respectively, in each case to the extent of the assets securing such Indebtedness and other liabilities. At June 30, 2010, the aggregate amount of the indebtedness and trade payables of our subsidiaries (other than Teck Metals) was approximately US$643 million, and we and our subsidiaries, including Teck Metals, had approximately US$83 million of secured indebtedness outstanding. In addition, our proportionate share of the revolving debt, trade payables, and current liabilities of Compañía Minera Antamina S.A., in which we have a 22.5% interest, at June 30, 2010, was approximately US$146 million, which is reflected in our consolidated balance sheet.

Interest

The 2021 notes will bear interest at 4.500% per annum from September 22, 2010 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on January 15 and July 15 of each year, commencing July 15, 2011, to each person in whose name a note is registered at the close of business on the preceding January 1 or July 1, as the case may be. The new 2040 notes will bear interest at 6.000% per annum from August 17, 2010, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on February 15 and August 15 of each year, commencing February 15, 2011, to each person in whose name a note is registered at the close of business on the preceding February 1 or August 1, as the case may be. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which principal of, premium on or interest on the notes is payable is not a business day, then payment of the principal, premium or interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date. Purchasers of the new 2040 notes will be entitled to receive the full amount of the semi-annual interest payment on February 15, 2011; however, such purchasers must pay accrued interest from August 17, 2010 to the date of delivery of the new 2040 notes.

Principal of, premium on and interest on the notes will be payable, and the transfer of notes will be registrable, at the principal corporate trust office of the trustee, which at present is The Bank of New York Mellon, 101 Barclay Street, Floor 4 East, New York, New York 10286, Attention: Global Finance Unit. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer to an account located in the United States maintained by such person.

Governing Law

The base indenture and the first supplemental indenture are, and the second supplemental indenture, the notes and the guarantee will be, governed by, and construed in accordance with the laws of the State of New York.

Further Issuance

We may from time to time without notice to, or the consent of, the holders of the 2021 notes or 2040 notes, create and issue additional notes under the 2021 notes indenture or the 2040 notes indenture, as the case may be, equal in rank to the 2021 notes or 2040 notes, as the case may be, in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except, in some cases, for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2021 notes or 2040 notes, as the case may be, and have the same terms as to status, redemption and otherwise as the 2021 notes or new 2040 notes issued under this prospectus supplement and the accompanying prospectus. See “—General.”

Optional Redemption

2021 Notes

The 2021 notes will be redeemable at any time. Prior to October 15, 2020 (three months prior to the maturity date of the 2021 notes), the 2021 notes will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2021 notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

If the 2021 notes are redeemed on or after October 15, 2020 (three months prior to the maturity date of the 2021 notes), they may be redeemed in whole and the redemption price for the 2021 notes will equal 100% of the principal amount of the 2021 notes, plus accrued interest thereon to, but not including the date of redemption.

2040 notes

The 2040 notes are redeemable at any time. Prior to February 15, 2040 (six months prior to the maturity date of the 2040 notes), the 2040 notes are redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2040 notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, accrued interest thereon to, but not including, the date of redemption.

If the 2040 notes are redeemed on or after February 15, 2040 (six months prior to the maturity date of the 2040 notes), they may be redeemed in whole and the redemption price for the 2040 notes will equal 100% of the principal amount of the 2040 notes, plus accrued interest thereon to, but not including the date of redemption.

Redemption Procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest). The redemption price will be calculated by the Independent Investment Banker and we, the trustee and any paying agent for the notes will be entitled to rely on such calculation.

If notice of redemption has been given as provided in the 2021 notes indenture, in the case of the 2021 notes, or the 2040 notes indenture, in the case of the 2040 notes, and funds for the redemption of such series of notes called for redemption have been made available on the redemption date referred to in such notice, such series of notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of such series of notes will be to receive payment of the redemption price plus accrued interest to, but not including, the date of redemption.

For purposes of the discussion of optional redemption and redemption procedures, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC, Banc of America Securities LLC and Citigroup Global Markets Inc., or their respective affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. government securities dealer in The City of New York (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Change of Control Repurchase Event

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the notes as described above, we will be required to make an offer to each holder of the notes to repurchase all or any part (in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus any accrued and unpaid interest on the notes repurchased to, but not including, the date of repurchase. Within 45 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on a Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the repurchase date following a Change of Control Repurchase Event, we will, to the extent lawful:

(1)	accept for payment all notes or portions of the notes properly tendered pursuant to our offer;

(2)	deposit with the trustee or the paying agent, as applicable, an amount equal to the aggregate purchase price in respect of all notes or portions of the notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee or the paying agent, as applicable, the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of the notes being purchased by us.

The trustee or the paying agent, as applicable, will promptly mail to each holder of the notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a minimum principal amount of US$2,000 and integral multiples of US$1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

The provisions under the applicable indenture relative to our obligation to make an offer to repurchase upon a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of our assets and our subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to us or one of our subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3)	we consolidate, amalgamate, or enter into a statutory plan of arrangement with, or merge with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, us, in any such event pursuant to a transaction in which any outstanding Voting Stock of us or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is capital stock of us or any of our direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of clause (2) above.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Repurchase Event” means the notes cease to be rated Investment Grade by both Rating Agencies on any date during the 60-day period (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) (the “trigger period”) after the earlier of (1) the occurrence of a Change of Control; or (2) public notice of the occurrence of a Change of Control or the intention by us to effect a Change of Control. Notwithstanding the foregoing, no Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1)	was a member of such board of directors on the date of the closing of the offering of the notes; or

(2)	was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for any reason that is beyond our control, we may select (as certified by a resolution of our board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s or S&P, or both of them, as the case may be, that is reasonably acceptable to the trustee under the applicable indenture.

“Voting Stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The Change of Control Repurchase Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Repurchase Event under the notes, but that could substantially increase the amount of indebtedness outstanding at such time or otherwise adversely affect our capital structure or credit ratings on the notes.

We may not have sufficient funds to repurchase all the notes upon a Change of Control Repurchase Event. See “Risk Factors”.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes of each series in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of the Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act;

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom, and/or their representatives, own DTC;

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., NYSE Amex LLC, and the Financial Industry Regulatory Authority, Inc.;

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear plc, a company organized under the laws of England and Wales, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the applicable indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the applicable indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the applicable indenture or a global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

Individual certificates in respect of the notes will not be issued in exchange for the global notes, except in very limited circumstances. We will issue or cause to be issued certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes of such series represented by a global note.

Neither we, the guarantor, nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We, the guarantor and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

PRICE RANGE AND TRADING VOLUMES

The Class A common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TCK.A”. The Class B subordinate voting shares are listed and posted for trading on the TSX and the New York Stock Exchange under the symbols “TCK.B” and “TCK”, respectively. The following tables set forth the reported high and low closing sale prices and the aggregate volume of trading of the Class A common shares and the Class B subordinate voting shares on the TSX during June, July, August and September, 2010.

Class A common shares				Class B subordinate voting shares
Date	High	Low	Volume	Date	High	Low	Volume

2010				2010
June	$38.14	$32.62	58,600	June	$36.67	$31.14	93,986,545
July	$38.05	$32.00	67,810	July	$37.00	$30.27	78,686,858
August	$37.92	$34.03	37,350	August	$37.25	$32.95	63,177,365
September 1-7	$40.07	$38.20	12,986	September 1-7	$39.70	$37.64	14,894,077

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material United States federal income tax consequences of the acquisition, ownership and disposition of notes by United States Holders, as defined below, who purchase notes offered hereby at the price indicated on the cover of this prospectus supplement. This discussion is based on existing provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date of this offering. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in United States federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the United States Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

As used herein, a “United States Holder” is any beneficial owner of a note that is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds a note, the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. You are urged to consult your own tax advisor if you are a United States person and an owner or partner of a pass-through entity holding a note.

This discussion does not address any United States federal alternative minimum tax, United States federal estate, gift, or other non-income tax; or state, local or non-United States tax consequences of the acquisition, ownership and disposition of a note. In addition, this discussion does not address the United States federal income tax consequences to certain categories of United States Holders subject to special rules, including United States Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a note as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the United States dollar; and (vii) United States expatriates.

This discussion assumes that a note is held as a capital asset, within the meaning of Section 1221 of the Code.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Notes Subject to Contingency

We will be required to make an offer to repurchase all of the notes at a price equal to 101% of their principal amount plus accrued an unpaid interest upon the occurrence of a Change of Control Repurchase Event. See “Description of Notes—Change of Control Repurchase Event.” It is possible that our offer to repurchase the notes at a premium could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments”. If the notes were characterized as contingent payment debt instruments, you might, among other things, be required to accrue interest income in different amounts and at different times than the stated interest on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of such repurchase of the notes at a premium is remote, and thus, that the notes should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that our determination that such a contingency is remote is correct. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury Regulations is not certain. You are urged to consult your tax advisor regarding the possible application of the special rules related to contingent payment debt instruments.

Payments of Interest

You will be taxed on interest on your note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States federal income tax purposes. Interest paid on the notes is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a United States Holder. Interest income on a note generally will be considered either “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

A portion of the initial purchase price of each new 2040 note will be attributable to the amount of interest that has accrued on the new 2040 note from August 17, 2010 (the “pre-issuance accrued interest”). This amount will be paid to you, if you are a purchaser of a new 2040 note, as part of the first payment of interest made to you on February 15, 2011. Consequently, you may treat each new 2040 note as having been sold initially for an amount that excludes the pre-issuance accrued interest and the portion of the first interest payment that equals the excluded pre-issuance accrued interest as a return of the pre-issuance accrued interest to you. We intend to treat the pre-issuance accrued interest in the manner described in this paragraph, and the remainder of this discussion assumes that you will also treat the new 2040 notes in this manner.

Original Issue Discount

It is not expected that the 2021 notes will be issued with original issue discount (“OID”). If, however, your 2021 notes were issued with more than a de minimis amount of OID, then such OID would be treated, for United States federal income tax purposes, as accruing over the 2021 notes’ term on a constant yield basis as interest income. Your adjusted tax basis in a 2021 note would be increased by the amount of any OID included in your gross income. In compliance with Treasury Regulations, if we determine that the 2021 notes have OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Amortizable Bond Premium

The new 2040 notes are expected to be issued at a premium. If you purchase a new 2040 note for an amount greater than its principal amount (excluding any amount properly allocable to pre-issuance accrued interest as described above at “— Payments of Interest”), you may treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your new 2040 note by the amount of amortizable bond premium allocable to that year. The election, once made, is irrevocable without the consent of the IRS and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. If you do not make this election, you will be required to include in gross income the full amount of interest on the new 2040 note in accordance with your regular method of tax accounting, and will include the premium in your tax basis for the new 2040 note for purposes of computing the amount of your gain or loss recognized on the taxable disposition of the new 2040 note. You should consult your own tax advisors concerning the computation and amortization of any bond premium on a new 2040 note.

Sale, Exchange and Retirement of the Notes

Your tax basis in your note generally will be its cost (and with respect to a new 2040 note, its cost reduced by any amount treated as a return of the pre-issuance accrued interest and by any premium previously amortized with respect to the new 2040 note). You will generally recognize a capital gain or loss on the sale, exchange or retirement of your note equal to the difference between the amount you realize on the sale, exchange or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your adjusted tax basis in your note. Such gain or loss generally will constitute long-term capital gain or loss if you held the note for more than one year and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of non-corporate United States Holders (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss will be treated as United States source income or loss, unless it is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Information Reporting and Backup Withholding

Payments of interest on a note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale or other taxable disposition of a note effected at a United States office of a broker generally will be subject to information reporting unless you are a corporation or other exempt recipient. Backup withholding, currently at the rate of 28%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, or (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional United States federal income tax. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against your United States federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Recent Legislative Developments

Newly enacted legislation requires certain United States Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain United States Holders who are individuals that hold certain foreign financial assets (which may include the notes) to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of notes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-UNITED STATES AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

Certain Canadian Federal Income Tax Considerations

In the opinion of Lang Michener LLP, our Canadian counsel, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires notes, as beneficial owner, pursuant to this offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with Teck, any successor to Teck, and with any transferees resident in Canada to whom the holder disposes of notes, (iii) does not use or hold, and is not deemed to use or hold, notes in connection with a trade or business carried on, or deemed to be carried on, in Canada, and (iv) is not an insurer carrying on an insurance business in Canada and elsewhere (each, a “Holder”).

This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

Under the Canadian Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Holder on the notes will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the notes.

Each of these summaries under this section “Certain Income Tax Considerations” is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian federal tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the United States federal tax consequences or Canadian federal tax considerations relevant to them, having regard to their particular circumstances.

UNDERWRITING

J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement among us and the underwriters dated the date of this prospectus supplement, we have agreed to sell to the underwriters, and each of the underwriters named below has agreed, severally and not jointly, to purchase from us the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount	Principal Amount
Underwriter	of 2021 Notes	of New 2040 Notes

J.P. Morgan Securities LLC	$137,500,000	$55,000,000
Banc of America Securities LLC	112,500,000	45,000,000
Citigroup Global Markets Inc.	112,500,000	45,000,000
Goldman, Sachs & Co.	37,500,000	15,000,000
Barclays Capital Inc.	10,000,000	4,000,000
BNP Paribas Securities Corp.	10,000,000	4,000,000
CIBC World Markets Corp.	10,000,000	4,000,000
Deutsche Bank Securities Inc.	10,000,000	4,000,000
Mitsubishi UFJ Securities (USA), Inc.	10,000,000	4,000,000
Mizuho Securities USA Inc.	10,000,000	4,000,000
RBC Capital Markets Corporation	10,000,000	4,000,000
RBS Securities Inc.	10,000,000	4,000,000
Scotia Capital (USA) Inc.	10,000,000	4,000,000
UBS Securities LLC	10,000,000	4,000,000

Total	$500,000,000	$200,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriting agreement may be terminated at the discretion of the underwriters on the basis of their assessment of the financial markets and may also be terminated upon the occurrence of certain stated events.

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada other than the Province of British Columbia. The notes will only be sold, directly or indirectly, in Canada or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or territory or pursuant to exemptions from the registered dealer requirements.

We expect that delivery of the notes will be made against payment therefor on or about September 22, 2010, which is 10 business days following the date of the pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will be settled in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes prior to their date of delivery hereunder should consult their own advisors.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of 0.400% of the principal amount of the 2021 notes and 0.500% of the principal amount of the new 2040 notes. The underwriters may allow, and dealers may reallow, a concession not in excess of 0.250% of the principal amount of the 2021 notes and 0.250% of the principal amount of new 2040 notes on sales to other dealers. After the initial offering, the public offering prices, concessions or any other terms of the offering may be changed.

The expenses of this offering, not including the underwriting discount, are estimated at approximately US$2.5 million and are payable by us.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Teck Resources Limited

Per 2021 Note	0.650%
Per New 2040 Note	0.875%

Trading Market

The 2021 notes are a new issue of securities with no established trading market. We do not intend to apply for listing of either series of notes on any national securities exchange or for inclusion of either series of notes on any automated dealer quotation system. The underwriters are under no obligation to make a market in either series of notes and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for either series of notes or that an active public market for either series of notes will develop. If an active public trading market for either series of notes does not develop, the market price and liquidity of the applicable series of notes may be adversely affected. If either series of notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the offering, the underwriters may purchase and sell either series of notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of either series of notes or preventing or retarding a decline in the market price of either series of notes. As a result, the price of either series of notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of either series of notes. Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of either series of notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Penalty Bids

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when J.P. Morgan Securities LLC, Banc of America Securities LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Conflict of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of each of the underwriters are lenders under our credit facilities or are parties to whom we have guaranteed payment of certain indebtedness. We may be considered to be a connected issuer of each such underwriter within the meaning of applicable Canadian securities legislation. At June 30, 2010, approximately $348 million was outstanding under letters of credit or credit facilities with lenders who are affiliates of the underwriters. The maximum commitment from the affiliates of such underwriters under our credit facilities is approximately $1,023 million. We are in compliance in all material respects with the terms of all of the agreements which govern such credit facilities.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any notes which are the subject of this prospectus supplement may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the notes shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of notes within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters which constitute the final offering of notes contemplated in this prospectus supplement.

For the purposes of this provision and your representation below, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Relevant Member State by any measure implementing the “Prospectus Directive” in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any notes under, the offer of notes contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those notes to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as

amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

The offer in The Netherlands of the notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the notes will be passed upon on our behalf by Lang Michener LLP, Toronto and Vancouver, Canada, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain U.S. and Canadian legal matters will be passed on for the underwriters by Shearman & Sterling LLP, Toronto, Canada and Blake, Cassels & Graydon LLP, Canada, respectively. As to all matters of Canadian federal and British Columbia law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Lang Michener LLP. As to all matters of U.S. federal and New York law, Lang Michener LLP may rely on the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

Our auditors, PricewaterhouseCoopers LLP, Chartered Accountants, have prepared an opinion with respect to our consolidated financial statements as at and for the year ended December 31, 2009, which consolidated financial statements and opinion have been incorporated by reference herein. PricewaterhouseCoopers LLP is independent in accordance with the rules of professional conduct in British Columbia.

Each of Paul C. Bankes, P.Geo., Americo Zuzunaga, AIMM, Don Mills, P.Geol. and Ross Pritchard, P.Eng. has acted as a Qualified Person (as such term is defined in National Instrument 43-101—Standards of Disclosure for Mineral Projects) in connection with the estimates of mineral reserves and resources presented in Teck’s Annual Information Form dated March 15, 2010 for the year ended December 31, 2009, which has been incorporated by reference herein. Mr. Bankes is our employee. Messrs. Mills and Pritchard are employees of Teck Coal Partnership, which is directly and indirectly wholly-owned by Teck. Mr. Zuzunaga is an employee of Compañía Minera Antamina S.A., in which we hold a 22.5% share interest. Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Fort Hills, Frontier and Equinox oil sands projects. Messrs. Bankes, Zuzunaga, Mills and Pritchard, and the principals of Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of our securities.

The partners and associates of Lang Michener LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of our securities.

AUDITORS’ CONSENT

We have read the prospectus supplement dated September 8, 2010 to the short form prospectus dated June 7, 2010 (collectively, the “prospectus”) relating to the offer and sale of US$500,000,000 of 2021 notes and US$200,000,000 of 2040 notes by Teck Resources Limited (the “company”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the company with respect to the consolidated balance sheets of the company as at December 31, 2009 and December 31, 2008 and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as at December 31, 2009. Our report to the shareholders is dated February 23, 2010, except for Note 3(b)(ii) which is as of March 5, 2010.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
September 8, 2010

Base Shelf Prospectus

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Province of British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Resources Limited at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3 (telephone: 604-699-4000) and are also available electronically at www.sedar.com.

Short Form Prospectus

New Issue	June 7, 2010

TECK RESOURCES LIMITED

US$6,000,000,000

Debt Securities

We may from time to time offer up to an aggregate principal amount of US$6,000,000,000 (or the equivalent in other currencies) of debt securities during the 25 month period that this short form prospectus (this “prospectus”), including any amendments hereto, remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities in respect of which this prospectus is being delivered (the “offered debt securities”) and all information omitted from this prospectus in supplements to this prospectus that will be delivered to purchasers together with this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the offered debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

We may sell the offered debt securities to or through underwriters or dealers, and also may sell such offered debt securities to one or more other purchasers directly or through agents. In addition, we may issue the offered debt securities pursuant to one or more exchange offers for our previously issued debt securities. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the offering of any offered debt securities and will set forth the terms of the offering of the offered debt securities, including, to the extent applicable, the proceeds to us, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

We have filed an undertaking with the British Columbia Securities Commission that we will not distribute in the local jurisdiction under this prospectus specified derivatives that, at the time of distribution, are novel without pre-clearing with the British Columbia Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our head and registered office is located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3.

ABOUT THIS PROSPECTUS	3
WHERE YOU CAN FIND MORE INFORMATION	3
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	5
RISK FACTORS	7
TECK RESOURCES LIMITED	15
RECENT DEVELOPMENTS	15
USE OF PROCEEDS	16
EARNINGS COVERAGE	16
DESCRIPTION OF SHARE CAPITAL	16
DESCRIPTION OF DEBT SECURITIES	17
PRICE RANGE AND TRADING VOLUMES	29
CERTAIN INCOME TAX CONSEQUENCES	29
PLAN OF DISTRIBUTION	29
LEGAL MATTERS	30
EXPERTS	30
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	31
AUDITORS’ CONSENT	32

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus to “we”, “us” and “our” refer to Teck Resources Limited and its subsidiaries and joint ventures, and all references in this prospectus to “Teck” refer to Teck Resources Limited.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we have filed with the United States Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, offer any combination of the debt securities described in this prospectus in one or more offerings of up to an aggregate principal amount of US$6,000,000,000 (or the equivalent in other currencies). This prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of offered debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

The offered debt securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

WHERE YOU CAN FIND MORE INFORMATION

We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly, file with, or furnish to, the SEC certain reports and other information. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	our Annual Information Form dated March 15, 2010 for the year ended December 31, 2009;

(b)	our Audited Consolidated Financial Statements, and the related notes thereto, as at December 31 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 and the Auditors’ Report thereon;

(c)	our Management’s Discussion and Analysis of Financial Position and Operating Results for the year ended December 31, 2009;

(d)	our Unaudited Consolidated Interim Financial Statements, and the related notes thereto, for the three months ended March 31, 2010 and 2009;

(e)	our Management’s Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2010;

(f)	our Management Proxy Circular dated March 1, 2010 for our annual and special meeting of shareholders held on April 22, 2010; and

(g)	our Management Proxy Circular dated March 2, 2009 for our annual and special meeting of shareholders held on April 22, 2009.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of this prospectus and prior to the termination of the distribution will be deemed to be incorporated by reference in this prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference in this prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Resources Limited, Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3; telephone: (604) 699-4000.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual consolidated financial statements and all interim consolidated financial statements, material change reports, and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers of debt securities hereunder. Upon an information circular in connection with an annual general meeting being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers of debt securities hereunder.

A prospectus supplement containing the specific terms in respect of any offering of the offered debt securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such offered debt securities will be delivered to purchasers of such offered debt securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such offered debt securities by such prospectus supplement.

In this prospectus and any prospectus supplement, all references to “dollars” or “$” are to Canadian dollars and all references to “U.S. dollars” and “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus or included in any prospectus supplement is in Canadian dollars and determined using Canadian generally accepted accounting principles which are in effect from time to time. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under United States generally accepted accounting principles, you should refer to Note 25 of our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, which are incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized any person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. We are not making an offer of the debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any applicable prospectus supplement, respectively.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus, and certain documents incorporated by reference in this prospectus, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

•	the long-term demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

•	the sensitivity of our financial results to changes in commodity prices;

•	our outstanding indebtedness, and our intentions with respect to the repayment or refinancing of that indebtedness;

•	treatment and refining charges;

•	our strategies and objectives;

•	our interest and other expenses;

•	our tax position and the tax rates applicable to us;

•	political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

•	the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project;

•	the future supply of low cost power to the Trail smelting and refining complex;

•	our estimates of the quantity and quality of our mineral and oil reserves and resources;

•	the production capacity of our operations and our planned production levels;

•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

•	our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	our cost reduction and other financial and operating objectives;

•	our exploration, environmental, health and safety initiatives;

•	the availability of qualified employees for our operations, including our new developments;

•	the satisfactory negotiation of collective agreements with unionized employees;

•	the outcome of legal proceedings and other disputes in which we are involved;

•	general business and economic conditions;

•	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

•	our ability to comply with the financial and other covenants in our credit agreements and the other documents governing our outstanding debt as well as our ability to meet our financial obligations as they become due;

•	our dividend policy;

•	timing for the completion of a feasibility study to potentially re-open the Quintette mine; and

•	the use of proceeds from the sale of the offered debt securities.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserves and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference in, this prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	interest rates and foreign exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations;

•	changes in credit market conditions and conditions in financial markets generally;

•	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

•	our costs of production and our production and productivity levels, as well as those of our competitors;

•	our ability to secure adequate transportation for our products;

•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	our ability to attract and retain skilled staff;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	costs of closure of various operations;

•	market competition;

•	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	premiums realized over London Metal Exchange cash and other benchmark prices;

•	tax benefits and tax rates;

•	the outcome of our coal price and volume negotiations with customers;

•	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

•	the resolution of environmental and other proceedings or disputes;

•	our ability to obtain, comply with and timely renew environmental permits; and

•	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

RISK FACTORS

An investment in the debt securities involves risk. Before deciding whether to invest in the debt securities, you should consider carefully the risks described below as well as the other information contained and incorporated by reference in this prospectus (including subsequent documents incorporated by reference in this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, specialty metals and metallurgical coal may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, specialty metals and metallurgical coal, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy has been not to hedge changes in prices of our mineral production. From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If this volatility and market disruption continues, our operations and financial condition could be adversely affected.

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to B.C. Hydro may require us to incur substantial costs.

Teck Metals Ltd. (“Teck Metals”) has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to B.C. Hydro until 2036, in proportion to B.C. Hydro’s ownership interest. If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall. If these costs exceed amounts available under our insurance policies, we could incur substantial costs, especially if the shortfall is protracted. In addition, the portion of power Teck Metals is required to make available to B.C. Hydro represents a surplus of power to the current and anticipated future requirements of our Trail operations. If our entitlement to power based on the Waneta hydroelectric plant (taking into account our arrangements with B.C. Hydro) is not sufficient to supply the requirements of our Trail operations, we may be required to reduce our Trail operations, or purchase power in the open market, in order to address any shortfall.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 5,000 of our approximately 8,300 employees are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business. The following are the expiry date of the collective bargaining agreements covering unionized employees at our material projects that we operate.

	Expiry Date of		Expiry Date of
	Collective Agreement		Collective Agreement

Trail	May 31, 2012	Elkview	October 31, 2010
Antamina	July 23, 2012	Coal Mountain	December 31, 2009
Highland Valley Copper	September 30, 2011	Line Creek	May 31, 2014
Quebrada Blanca	January 31, 2012	Fording River	April 30, 2011
Andacollo	December 31, 2011	Cardinal River	June 30, 2012

Our indebtedness limits our flexibility and imposes restrictions on us.

As of March 31, 2010, we and our consolidated subsidiaries had total indebtedness of approximately $5.8 billion. Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs, including our obligations to repay our indebtedness. Our indebtedness will limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate, including cyclical downturns in our industry, and may place us at a competitive disadvantage compared to our competitors that have less debt. The amount and terms of our debt could have material consequences to our business.

If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including agreements in respect of our credit facilities and the indentures governing our various senior notes, which agreements, indentures and instruments contain financial and other covenants. If we were to breach financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

We may not be able to finance a change of control offer required by our credit agreements and the indentures governing our various notes because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under the relevant indentures governing our various notes and under our credit facilities), we would be required, under certain of the indentures, to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase, or to repay indebtedness under the relevant credit facilities. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities, or to make the required repayment of indebtedness. Our failure to offer to repurchase notes, debentures or other debt securities following a change of control would result in a default, which could lead to a cross-default under our credit facilities and under the terms of our other indebtedness.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins, if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and metallurgical coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this prospectus by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include the Red Dog mine, the Fort Hills and Frontier/Equinox Oil Sands projects and coal mine expansions in the Elk Valley. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process. Permits may be stayed or withdrawn during the pendency of appeals. This is a particular risk in connection with our mining activities in Alaska, where there is an outstanding administrative appeal of certain conditions of the 2010 water discharge permit for Red Dog mine, which has resulted in the withdrawal of contested limits in that water discharge permit.

Failure to obtain or maintain permits with appropriate terms could result in government directives, fines, civil suits or other remedies such as injunctions, which could have a material impact on our business. Past or ongoing violations of mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements.

This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

The Fort Hills project is at an early stage of development, and a project development decision has been deferred in light of significant project cost escalation. Suncor Energy Inc., as project operator, in consultation with UTS Energy Corporation and us, will be responsible for further definition of the scope and parameters of the project and its design and development, and we have not developed a viable project execution plan. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at a similar stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations. Our Relincho project is also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

•	risks resulting from the fact that the Fort Hills project, the Galore Creek project, the Relincho project and the Quebrada Blanca hypogene project are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

•	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

•	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

•	risks of other adverse regulatory developments, including the imposition of new regulations;

•	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

•	risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions with respect to project design and construction may be made without our consent;

•	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

•	risks associated with litigation;

•	risks resulting from dependence on third parties for services and utilities for the project;

•	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

•	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada’s new aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020 — numbers that mirror those in a bill that is currently before the United States Senate. In the meantime, regulations to reduce greenhouse-gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold. Additional policy measures are anticipated over the coming years under this federal policy.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Over the past 3 years the government of British Columbia has passed a number of significant pieces of climate-action legislation including; the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap and Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province. In early 2010, the British Columbia (“BC”) government also established the GHG Reporting Regulation. The Regulation requires facilities in the province that emit over 10,000 tonnes of carbon dioxide equivalent annually to report their emissions and those that emit over 25,000 tonnes per year to obtain independent verification of their emissions. Each of Teck’s seven BC-based operations emits over 25,000 tonnes per year and will be required to report and verify accordingly. These regulations increase our fuel costs and impact our competitiveness in the global marketplace. For example, the BC carbon tax paid by Teck in 2009 for fuels was approximately $16 million which is expected to increase to approximately $35-40 million by 2012.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases from facilities and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck Coal Partnership’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2009, which are incorporated by reference in this prospectus. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

See the section entitled “Zinc — Upper Columbia River Basin (Lake Roosevelt)” beginning on page 14 of our Management’s Discussion and Analysis of Financial Position and Operating Results for the three months ended March 31, 2010 and the section entitled “Legal Proceedings” beginning on page 64 of our Annual Information Form dated March 15, 2010 for the year ended December 31, 2009, each of which is incorporated by reference herein.

TECK RESOURCES LIMITED

We are engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations:

Operation	Type of Operation	Jurisdiction

Antamina	Copper/Zinc Mine	Ancash, Peru
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Quebrada Blanca	Copper Mine	Region I, Chile
Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada

Our principal products are copper concentrate and copper cathode, metallurgical coal, zinc concentrate and refined zinc. Significant amounts of molybdenum and lead are produced at our copper operations and zinc operations, respectively. Other products include gold, silver, various specialty metals, chemicals and fertilizers. We also have a 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, and a 50% interest in certain other oil sands leases in Alberta at various stages of exploration.

RECENT DEVELOPMENTS

Update on Ratings and Security

On April 16, 2010, Standard & Poor’s Ratings Services upgraded Teck’s long-term corporate credit rating to investment grade of BBB with a stable outlook, and Teck’s secured and unsecured debt ratings to BBB. On April 28, 2010, Moody’s Investor Services upgraded the rating applicable to Teck’s senior secured debt and senior unsecured debt to Baa3 with a positive outlook. In addition to Standard & Poor’s and Moody’s, Dominion Bond Rating Service and Fitch Ratings rated Teck as “investment grade” during April 2010.

As a result of the upgrades by Standard & Poor’s and Moody’s, certain of the covenants in the indenture governing Teck’s 9.75% senior secured notes due 2014, 10.25% senior secured notes due 2016 and 10.75% senior secured notes due 2019 were automatically suspended, and the collateral supporting the senior secured pledge bonds that secured our credit facilities and our outstanding public debt was released. Furthermore, the master trust indenture under which the pledge bonds were issued terminated in accordance with its terms and the senior secured pledge bonds are in the process of being returned and cancelled, as required by the terms of their governing pledge bond agreement. As a result, the security granted in 2009 over substantially all of the assets of Teck and its material subsidiaries has been released.

On April 22, 2010, we repaid our amended and restated term credit facility in full.

Resumption of Dividend Payments

On April 22, 2010, we announced that we are resuming payment of dividends at the annual rate of $0.40 cents per share. On that same day, our board declared an initial semi-annual eligible dividend of $0.20 per share on Teck’s outstanding Class A common shares and Class B subordinate voting shares, payable on July 2, 2010 to shareholders of record at the close of business on June 16, 2010.

Update on Feasibility Study at Quintette

On April 29, 2010, we announced that we are undertaking a feasibility study to potentially re-open the Quintette mine in northeast British Columbia, and we expect to complete the study by the fourth quarter of 2011.

Aqqaluk

On May 20, 2010 we announced that Teck’s subsidiary, Teck Alaska, is proceeding with the development of the Aqqaluk deposit at the Red Dog mine. Teck’s decision to proceed with Aqqaluk followed discussions with the United States Environmental Protection Agency (EPA) concerning the status of the renewal of Red Dog’s main water discharge permit, and an internal review of Teck’s operating plans for the deposit. There is an outstanding administrative appeal of certain conditions of the 2010 water discharge permit. In response to the appeal, EPA has withdrawn five contested limitations in the permit and has stated its intent to conduct an updated permit proceeding once certain procedural matters are addressed. Until the appeal of the 2010 water discharge permit is resolved, and EPA’s proposed 2010 permit limits are in full effect, Teck will be subject to the applicable limits in its 1998 permit. These limits include a limit on total dissolved solids which cannot feasibly be met through any existing treatment technology at the volumes being discharged. There can be no assurance that the appeal will be resolved on a basis favourable to Teck or that any further permitting action by the EPA will not be subject to further appeals.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered debt securities for any one or more of debt repayment, working capital or other general corporate purposes. We may invest funds that we do not immediately require in short-term marketable securities.

EARNINGS COVERAGE

Earnings coverage ratios are included in this prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The ratios do not give pro forma effect to any offering of offered debt securities offered by a prospectus supplement and this prospectus or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings have been increased by interest expense and income taxes. The earnings coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of earnings coverage ratios for any future period.

The earnings coverage ratio for the year ended December 31, 2009 was 7.6 times interest expense. For the twelve-month period ended March 31, 2010, the earnings coverage ratio was 7.4 times interest expense. Our earnings for the year ended December 31, 2009 and the twelve-month period ended March 31, 2010 before interest expense, income taxes, depreciation and amortization amounted to approximately $4.1 billion and $4.9 billion, respectively, which amounted to 9.9 times and 9.2 times our interest expense for those periods, respectively.

DESCRIPTION OF SHARE CAPITAL

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series. As at March 31, 2010, there were 9,353,470 Class A common shares outstanding, 579,398,893 Class B subordinate voting shares outstanding and no preference shares outstanding.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, including in respect of dividend rights and the distribution of property upon Teck’s dissolution or winding-up, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to the Class B subordinate voting shares represent 38.3% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

DESCRIPTION OF DEBT SECURITIES

In this section, the words “company”, “we”, “us”, “our” and “Teck” refer only to Teck Resources Limited and not to any of our subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of offered debt securities offered by a prospectus supplement and this prospectus, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the offered debt securities will be issued under the trust indenture (the “indenture”) to be entered into between the company and The Bank of New York Mellon, as trustee (the “trustee”), as supplemented by one or more supplemental indentures. A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and a copy of the executed indenture will also be available on SEDAR at www.sedar.com. The following statements with respect to the indenture and the offered debt securities are brief summaries of certain provisions of the indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the indenture and the applicable supplemental indenture. Whenever we refer to particular provisions of the indenture, those provisions are qualified in their entirety by reference to the indenture and the applicable supplemental indenture.

We may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities (which may include debentures, notes or other evidences of indebtedness) which may be issued thereunder. It will provide that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies, including composite currencies. Special Canadian and United States federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. The debt securities offered pursuant to this prospectus will be limited to US$6,000,000,000 (or the equivalent in other currencies) aggregate principal amount. Unless otherwise indicated in the applicable prospectus supplement, the indenture will also permit the company to increase the principal amount of any series of debt securities previously issued and to issue debt securities of such increased principal amount.

The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the indenture. We may issue debt securities with terms different from those of debt securities previously issued under the indenture.

The applicable prospectus supplement will set forth the specific terms relating to the debt securities of the series being offered and may include, without limitation, any of the following:

•	the specific designation of the offered debt securities;

•	the aggregate principal amount of the offered debt securities;

•	the extent and manner, if any, to which payment on or in respect of the offered debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the offered debt securities will be issued;

•	the date or dates on which the offered debt securities will mature and the portion (if less than all of the principal amount) of the offered debt securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates per annum (which may be fixed or variable) at which the offered debt securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the offered debt securities;

•	any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the offered debt securities may be redeemed or purchased at the option of the company or otherwise;

•	whether the offered debt securities will be issuable in whole or in part in the form of one or more registered global securities (“registered global securities”) and, if so, the identity of the depositary for such registered global securities;

•	the denominations in which registered debt securities (“registered securities”) will be issuable, if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof;

•	each place where the principal of and any premium and interest on the offered debt securities will be payable and each place where the offered debt securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered debt securities are denominated and/or in which the payment of the principal of and any premium and interest on the offered debt securities will or may be payable;

•	any index formula or other method pursuant to which the amount of payments of principal of, and any premium and interest on, the offered debt securities will or may be determined;

•	whether and under what circumstances we will pay Additional Amounts (as defined below under “— Payment of Additional Amounts”) on the offered debt securities in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the offered debt securities rather than pay the Additional Amounts (and the terms of any such option);

•	the terms and conditions, if any, on which the offered debt securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

•	whether the payment of the offered debt securities will be guaranteed by any other person, and the terms of any such guarantees;

•	whether the offered debt securities will have the benefit of any security interest created pursuant to the terms of the indenture; and

•	any other terms of the offered debt securities, including covenants and events of default which apply solely to the offered debt securities, or any covenants or events of default generally applicable to the debt securities, which are not to apply to the offered debt securities.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. We expect any guarantee provided in respect of debt securities would constitute a senior, unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement. If any debt securities are to be guaranteed, we expect that Teck Metals, our wholly-owned subsidiary, would be the guarantor.

Unless otherwise indicated in the applicable prospectus supplement, the indenture will not afford the holders the right to tender debt securities to the company for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change in control of the company.

Our debt securities may be issued under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the debt securities and any guarantees in respect of such debt securities will be unsecured obligations of the company and any applicable guarantor, respectively, and will rank equally with all of our and any applicable guarantor’s other unsecured and unsubordinated Indebtedness (as defined below under “— Certain Covenants”) from time to time outstanding. The debt securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities. Any offered debt securities that are guaranteed by Teck Metals will rank pari passu with Teck’s US$200,000,000 7.00% notes due 2012, its US$300,000,000 5.375% notes due 2015, its US$700,000,000 6.125% notes due 2035, its US$1,315,000,000 9.75% senior secured notes due 2014, its US$1,060,000,000 10.25% senior secured notes due 2016 and its US$1,850,000,000 10.75% senior secured notes due 2019. At March 31, 2010, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Teck Metals) was approximately US$210 million, and we and our subsidiaries had approximately US$5.6 billion of secured Indebtedness outstanding. In addition, our proportionate share of the revolving debt, trade payables, and current liabilities of Compañía Minera Antamina S.A., in which we have a 22.5% interest, at March 31, 2010, was approximately US$107 million, which is reflected in our consolidated balance sheet.

Registered Definitive Securities

Unless otherwise indicated in the applicable prospectus supplement, the registered securities of a particular series may be issued in the form of definitive securities without coupons and in denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof. Debt securities may be presented for exchange and registered securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The company has appointed the trustee as security registrar.

Unless otherwise indicated in the applicable prospectus supplement, where registered securities are issued in definitive form, payment of the principal of and any premium and interest on such securities will be made at the office or agency of the trustee at 101 Barclay Street, Floor 4 East, New York, New York 10286, Attention: Global Finance Unit, to the persons in whose name such registered securities are registered at the close of business on the regular record date for such interest payment.

Registered Global Securities

The registered securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of offered debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. The company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a registered global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depositary or its nominee (“participants”) as will be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by the company if such debt securities are offered and sold directly by the company. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a registered global security or its nominee is the registered owner thereof, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on a registered global security registered in the name of a depositary or its nominee will be made to such depositary or nominee, as the case may be, as the registered owner of such registered global security. None of the company, the trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the depositary for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

If the depositary for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and no successor depositary is appointed within 90 days after we receive notice or become aware of such condition, we will issue registered securities of such series in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, will issue registered securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.

Certain Covenants

Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Teck and computed in accordance with GAAP.

“Funded Debt” means, as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

“GAAP” means generally accepted accounting principles in Canada in effect from time to time, unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case “GAAP” will mean generally accepted accounting principles in the United States in effect from time to time.

“Indebtedness” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements.

“Mortgage” means any mortgage, deed of trust, pledge, hypothéc, lien, encumbrance, charge or security interest of any kind.

“person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means the interest of Teck or any Restricted Subsidiary in (1) the property located near Sparwood, British Columbia, Canada, known as the “Elkview Mine”, the property located near Elkford, British Columbia, Canada, known as the “Fording River Mine”, the property located near Kamloops, British Columbia, Canada, known as the “Highland Valley copper mine” and the property located near Kotzebue, Alaska, USA, known as the “Red Dog mine”; and (2) any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Teck or any Restricted Subsidiary, which, in the case of the items enumerated in each of 2(a) and 2(b) above, is located in Canada or the United States or its territories or possessions, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount which exceeds 10% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of Teck by resolution declares is not of material importance to the total business conducted by Teck and its Restricted Subsidiaries considered as one enterprise.

“Restricted Subsidiary” means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions; and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term “Restricted Subsidiary” will not include any Subsidiary the principal assets of which are stock or Indebtedness of persons which conduct substantially all of their business outside Canada or the United States or its territories or possessions.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity of Teck as shown on the most recent audited annual consolidated balance sheet of Teck and computed in accordance with GAAP.

“Subsidiary” means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for Teck and/or one or more Subsidiaries of Teck.

Negative Pledge

We will covenant under the indenture that for so long as any of our debt securities under the indenture are outstanding, and subject to the provisions of the indenture, we will not, and we will not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Mortgage on or over any Principal Property now owned or hereafter acquired by Teck or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary now owned or hereafter acquired by Teck or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the indenture (together with, if and to the extent we so determine, any other Indebtedness then existing or thereafter created) are secured (for the avoidance of doubt, but only to the extent of any Mortgage not otherwise permitted pursuant to the below proviso to this paragraph) equally and rateably with (or prior to) any and all such Indebtedness for so long as such Indebtedness is so secured by such Mortgage; provided, however, such negative pledge will not apply to or operate to prevent or restrict the following permitted encumbrances:

(1)	any Mortgage on property, shares of stock or Indebtedness of any person existing at the time such person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such person;

(2)	any Mortgage on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by Teck or a Restricted Subsidiary, whether or not assumed by Teck or such Restricted Subsidiary; provided that no such Mortgage will extend to any other Principal Property of Teck or any Restricted Subsidiary;

(3)	any Mortgage on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property) hereafter acquired, developed, expanded or constructed by Teck or any Restricted Subsidiary to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by Teck or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; provided that no such Mortgage will extend to any other Principal Property of Teck or a Restricted Subsidiary other than, in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(4)	any Mortgage on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to Teck or to another Restricted Subsidiary;

(5)	any Mortgage on any Principal Property of Teck to secure Indebtedness owing by it to a Restricted Subsidiary;

(6)	any Mortgage on any Principal Property or other assets of Teck or any Restricted Subsidiary existing on the date of the indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of the indenture;

(7)	any Mortgage on any Principal Property or other assets of Teck or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Mortgages, provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Mortgage will be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Mortgage extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness; or

(8)	any Mortgage on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of Teck or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Mortgages on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing exceptions) would not then exceed 10% of Consolidated Net Tangible Assets.

For purposes of the foregoing, the giving of a guarantee which is secured by a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness which existed prior to the creation of such Mortgage, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Mortgage but the amount of Indebtedness secured by Mortgages on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries will be computed without cumulating the underlying Indebtedness with any guarantee thereof or Mortgage securing the same.

The following types of transactions will not be deemed to be Mortgages securing Indebtedness: any acquisition by Teck or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Teck or any Restricted Subsidiary conveys or assigns to any person or persons an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any Mortgage upon any property or assets owned or leased by Teck or any Restricted Subsidiary or in which Teck or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Teck’s or the Restricted Subsidiary’s proportionate part of such development or operating expense; provided that such Mortgage does not extend beyond such property or assets and that the principal amount of any Indebtedness secured thereby does not exceed the amount of such expenses.

Consolidation, Amalgamation and Merger and Sale of Assets

The indenture will provide that we may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•	the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the debt securities under the indenture, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes our obligations under the debt securities and the indenture to pay Additional Amounts, and, in connection therewith, for purposes of the provisions described in “— Payment of Additional Amounts” and “— Tax Redemption” below, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;

•	the successor person expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the indenture;

•	immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

•	certain other conditions are met.

If, as a result of any such transaction, any of our Principal Properties become subject to a Mortgage, then, unless such Mortgage could be created pursuant to the indenture provisions described under “— Negative Pledge” above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will cause our debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Mortgage.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities issued under the indenture (or by any guarantor with respect to any guarantee of any debt securities) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities issued under the indenture, we will pay to each holder of such debt securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an “Excluded Holder”):

•	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

•	which is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

•	which is subject to such Canadian Taxes because the debt securities holder is not entitled to the benefit of an applicable treaty by reason of the legal nature of such holder.

We will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to, but not including, the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

•	as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of our successor) or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) the date of the applicable prospectus supplement, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, we or such successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series; or

•	on or after (i) the date of the applicable prospectus supplement, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of our successor) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the first bullet, whether or not such action was taken or such decision was rendered with respect to us or such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our, or the successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an officers’ certificate, signed by two authorized officers, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; provided, however, that we will not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the indenture with respect to debt securities of any series:

•	default in the payment of any interest on any debt securities of that series when such interest becomes due and payable, and such default is continued for 30 days;

•	default in the payment of the principal of (or premium, if any, on) any debt securities of that series when it becomes due and payable;

•	default in the performance, or breach, of any of the covenants of the company in the indenture in respect of the debt securities of that series and described above under “— Consolidation, Amalgamation and Merger and Sale of Assets”;

•	default in the performance, or breach, of any other covenant of the company in the indenture in respect of the debt securities of that series, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

•	if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the indenture or will thereafter have outstanding any Indebtedness) has occurred and is continuing, or Teck or any Restricted Subsidiary has failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay has resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$100,000,000 and 2% of our Shareholders’ Equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “accelerated indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for purposes of the indenture governing our debt securities until 30 days after such Indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our Restricted Subsidiaries, it will not be considered an event of default for purposes of the indenture governing our debt securities; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default will be applicable together with an additional seven days before being considered an event of default for purposes of the indenture;

•	certain events of bankruptcy, insolvency or reorganization occur; and

•	any other events of default provided with respect to debt securities of that series.

If an event of default with respect to any series of the debt securities occurs and is continuing, unless the principal amount of all of the debt securities of that series will have already become due and payable, the trustee may, in its discretion, and will upon request in writing made by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series, declare by written notice to us as provided in the indenture, the principal amount of all debt securities of such affected series and all accrued interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the debt securities has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration.

Except in cases of default where the trustee is required to exercise those rights and powers vested in it by the indenture, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs, the trustee is not required to take any action under the indenture at the request of any holders of the debt securities unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee (called an “indemnity”). If such indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee and these majority holders may also direct the trustee to perform or exercise any trust or power granted to the trustee under the indenture with respect to the debt securities.

No holder of debt securities of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee or for any other remedy thereunder, unless:

(1)	such holder has previously given to the trustee written notice that an event of default has occurred with respect to the debt securities of such series;

(2)	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series make a written request that the trustee take action because of the default, and such holder or holders offer an indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

(3)	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and has failed to take any action for 60 days after receipt of the above notice, request and direction.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of, or any premium, if any, or interest on such debt securities on or after the applicable due date specified in such debt securities.

The trustee may withhold notice of any continuing default from the holders of the debt securities (except a default in the payment of principal (or premium, if any) or interest, if any), if it determines in good faith that withholding notice is in the interest of the holders.

Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or, if not, specifying any known default.

Modification and Waiver

Modifications and amendments of the indenture may be made by us, any applicable guarantor and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of (or premium, if any) or any installment of interest, if any, on any debt security;

•	change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);

•	reduce the principal amount of (or premium, if any), or rate of interest, if any, on any debt security;

•	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof or the amount thereof provable in bankruptcy or adversely affect any right of repayment at the option of any holder of debt securities;

•	change the place of payment;

•	change the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	adversely affect any right to convert or exchange any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage of aggregate principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable indenture provisions or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults of covenants except as otherwise specified in the indenture.

The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that would not adversely affect any holder of such debt securities.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the indenture will provide that, at our option, we (and any applicable guarantor) will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of officers of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

•	we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.

The indenture will provide that, at our option, unless and until we have exercised our defeasance option described above with respect to debt securities of the same series, we (and any applicable guarantor) may omit to comply with the covenants described under “— Negative Pledge”, and certain aspects of the covenant described under “— Consolidation, Amalgamation, Merger and Sale of Assets” and certain other covenants and such omission will not be deemed to be an event of default under the indenture and our outstanding debt securities upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of officers of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of our outstanding debt securities include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

Governing Law

The indenture and the offered debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Service

Under the indenture, Teck will irrevocably appoint CT Corporation System, 111 — 8th Avenue, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the offered debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture with respect to the offered debt securities by delivering to the trustee for cancellation all such outstanding debt securities or by depositing with the trustee or the paying agent, after such debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the indenture by us.

Enforceability of Judgments

We are incorporated under and governed by the laws of Canada. Many of our assets are located outside the United States and most of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for you to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Lang Michener LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments in United States courts, of civil liabilities predicated upon United States federal securities laws.

PRICE RANGE AND TRADING VOLUMES

The Class A common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TCK.A”. The Class B subordinate voting shares are listed and posted for trading on the TSX and the New York Stock Exchange under the symbols “TCK.B” and “TCK”, respectively. The following tables set forth the reported high and low closing sale prices and the aggregate volume of trading of the Class A common shares and the Class B subordinate voting shares on the TSX during the 12 months preceding the date of this prospectus.

Class A common shares				Class B subordinate voting shares
Date	High	Low	Volume	Date	High	Low	Volume

2009				2009
April	$15.50	$9.99	183,600	April	$12.53	$7.80	313,527,100
May	$20.80	$16.19	169,900	May	$17.15	$13.49	232,864,300
June	$20.96	$18.78	154,200	June	$20.69	$17.32	196,221,500
July	$29.50	$19.00	106,600	July	$28.35	$17.87	210,518,400
August	$30.70	$27.49	109,400	August	$29.80	$26.42	111,782,700
September	$31.25	$26.50	74,500	September	$30.54	$25.51	81,802,300
October	$35.30	$28.92	91,600	October	$35.11	$28.24	88,628,200
November	$37.72	$31.46	88,200	November	$37.48	$31.14	66,190,900
December	$40.65	$35.61	58,300	December	$39.80	$34.84	68,121,900
2010				2010
January	$42.89	$35.40	66,800	January	$41.79	$35.01	60,488,200
February	$40.52	$34.50	67,600	February	$39.78	$33.89	87,428,600
March	$44.99	$40.60	33,600	March	$44.25	$39.94	67,150,100
April	$47.60	$41.00	64,700	April	$46.75	$39.92	65,795,800
May	$39.47	$33.20	137,500	May	$39.53	$31.96	110,113,200
June 1 — 4	$37.25	$34.61	11,600	June 1 — 4	$36.06	$32.77	18,338,800

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring, owning and disposing of any offered debt securities offered thereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any offered debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may sell the offered debt securities to or through underwriters or dealers, and also may sell such offered debt securities to one or more other purchasers directly or through agents. In addition, we may issue the offered debt securities pursuant to one or more exchange offers for our previously issued debt securities.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular offered debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the proceeds to us from the sale of the offered debt securities, the terms of any exchange offer, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The offered debt securities may be sold or exchanged from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale or exchange, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

In connection with the issuance of the offered debt securities, underwriters may receive compensation from us or from purchasers of such offered debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of such offered debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase or exchange the offered debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the offered debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of offered debt securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The offered debt securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of offered debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of offered debt securities, the offered debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell any such offered debt securities purchased. Certain broker-dealers may make a market in the offered debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the offered debt securities of any series or as to the liquidity of the trading market for the offered debt securities of any series.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon on our behalf by Lang Michener LLP, Toronto and Vancouver, Canada and certain matters of United States law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain matters of United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Canada.

EXPERTS

Our auditors, PricewaterhouseCoopers LLP, Chartered Accountants, have prepared an opinion with respect to our consolidated financial statements as at and for the year ended December 31, 2009, which consolidated financial statements and opinion have been incorporated by reference herein.

Each of Paul C. Bankes, P.Geo., Americo Zuzunaga AIMM, Don Mills, P.Geol. and Ross Pritchard, P.Eng. has acted as a Qualified Person (as such term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects) in connection with the estimates of mineral reserves and resources presented in Teck’s Annual Information Form dated March 15, 2010 for the year ended December 31, 2009, which has been incorporated by reference herein. Mr. Bankes is our employee. Messrs. Mills and Pritchard are employees of Teck Coal Partnership, which is directly and indirectly wholly-owned by Teck. Mr. Zuzunaga is an employee of Compañía Minera Antamina S.A., in which we hold a

22.5% share interest. Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Fort Hills, Frontier and Equinox oil sands projects. Messrs. Bankes, Zuzunaga, Mills and Pritchard, and the principals of Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of our securities.

The partners and associates of Lang Michener LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-9:

(a)	the documents listed under “Where You Can Find More Information” in this prospectus;

(b)	the consent of our independent accountants, PricewaterhouseCoopers LLP;

(c)	the consent of our Canadian counsel, Lang Michener LLP;

(d)	the consents of Paul C. Bankes, P.Geo., an employee of Teck, Americo Zuzunaga, AIMM, an employee of Compañía Minera Antamina S.A., Don Mills, P.Geol., and Ross Pritchard, P.Eng., employees of Teck Coal Partnership, and Sproule Unconventional Limited;

(e)	powers of attorney from directors and officers of Teck and Teck Metals;

(f)	the form of the indenture relating to the debt securities; and

(g)	statement of eligibility of the trustee on Form T-1.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus (the “prospectus”) of Teck Resources Limited (the “company”) dated June 7, 2010 relating to the offer, from time to time, of up to an aggregate principal amount of US$6,000,000,000 (or the equivalent in other currencies) of debt securities of the company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the company with respect to the consolidated balance sheets of the company as at December 31, 2009 and December 31, 2008 and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting. Our report to the shareholders is dated February 23, 2010, except for Note 3(b)(ii) which is as of March 5, 2010.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
June 7, 2010

US$700,000,000

TECK RESOURCES LIMITED

US$500,000,000 4.500% Notes due 2021
US$200,000,000 6.000% Notes due 2040
Fully and Unconditionally Guaranteed by Teck Metals Ltd.

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P. Morgan
BofA Merrill Lynch
Citi
Goldman, Sachs & Co.

Co-Managers

Barclays Capital
BNP Paribas
CIBC
Deutsche Bank Securities
Mitsubishi UFJ Securities
Mizuho Securities (USA) Inc.
RBC Capital Markets
RBS
Scotia Capital
UBS Investment Bank